Exhibit 99.2

Annual Report 2022

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167 000 employees based in nearly 50 countries worldwide. For 2022, our reported revenue was 57.8 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with our audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Recent events

On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which it holds a 50% non-controlling stake and which the company does not consolidate. On 22 April 2022, the company announced its decision to sell its non-controlling interest in AB InBev Efes and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. During the year ended 31 December 2022, the company derecognized the investment in AB InBev Efes and reported a 1 143m US dollar non-cash impairment charge in non-underlying share of results of associates. (Refer to Section Risks and uncertainties, Note 4 Use of estimates and judgements, Note 8 Non-underlying items, Note 16 Investments in associates and Note 31 Related Parties).

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

The tables in this management report provide the segment information per region for the period ended 31 December 2022 and 2021 in the format up to Normalized EBIT level that is used by management to monitor performance.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

For the year ended 31 December Million US dollar	2022	%	2021	%

Revenue[1]	57 786	100%	54 304	100%
Cost of sales	(26 305)	46%	(23 097)	43%

Gross profit	31 481	54%	31 207	57%
SG&A	(17 555)	30%	(17 574)	32%
Other operating income/(expenses)	841	1%	805	1%

Normalized profit from operations (Normalized EBIT)	14 768	26%	14 438	27%
Non-underlying items	(251)	0%	(614)	1%

Profit from operations (EBIT)	14 517	25%	13 824	25%

Depreciation, amortization and impairment	5 074	9%	4 771	9%
Non-underlying impairment	3	0%	281	1%
Normalized EBITDA	19 843	34%	19 209	35%
EBITDA	19 594	34%	18 876	35%

Normalized profit attributable to equity holders of AB InBev	6 454	11%	5 723	11%
Profit attributable to equity holders of AB InBev	5 969	10%	4 670	9%

For the year ended 31 December Million US dollar	2022	2021
Operating activities
Profit	7 597	6 114
Interest, taxes and non-cash items included in profit	12 344	12 693
Cash flow from operating activities before changes in working capital and use of provisions	19 941	18 806

Change in working capital	(346)	2 459
Pension contributions and use of provisions	(351)	(375)
Interest and taxes (paid)/received	(6 104)	(6 197)
Dividends received	158	106
Cash flow from operating activities	13 298	14 799

Investing activities
Net capex	(4 838)	(5 498)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(70)	(444)
Net proceeds from sale/(acquisition) of other assets	288	65
Cash flow from / (used in) investing activities	(4 620)	(5 878)

Financing activities
Dividends paid	(2 442)	(2 364)
Net (payments on)/proceeds from borrowings	(7 174)	(8 511)
Payment of lease liabilities	(610)	(531)
Sale/(purchase) of non-controlling interests and other	(394)	(192)
Cash flow from / (used in) financing activities	(10 620)	(11 598)

Net increase/(decrease) in cash and cash equivalents	(1 942)	(2 677)

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the period ended 31 December 2022 and 2021 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the period ended 31 December 2022 and 2021 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	581 678	-	-	13 455	595 133	2.3%
Revenue	54 304	(395)	(2 136)	6 013	57 786	11.2%
Cost of sales	(23 097)	16	1 006	(4 230)	(26 305)	(18.4)%
Gross profit	31 207	(378)	(1 130)	1 782	31 481	5.8%
SG&A	(17 574)	365	735	(1 080)	(17 555)	(6.3)%
Other operating income/(expenses)	805	(12)	(15)	63	841	10.3%
Normalized EBIT	14 438	(26)	(410)	765	14 768	5.4%
Normalized EBITDA	19 209	(54)	(669)	1 357	19 843	7.2%
Normalized EBITDA margin	35.4%	-	-	-	34.3%	(126) bps

In 2022, our normalized EBITDA increased 7.2%, while our normalized EBITDA margin contracted 126 bps, reaching 34.3%.

Consolidated volumes grew by 2.3%, with own beer volumes up 1.8% and non-beer volumes up 5.2%, driven by the investment in our marketing capabilities and consistent execution of our five proven and scalable category expansion levers.

Consolidated revenue grew by 11.2% to 57 786m US dollar, with revenue per hectoliter growth of 8.6% driven by revenue management initiatives and continued premiumization. Combined revenues of our global brands, Budweiser, Stella Artois and Corona increased by 8.2% globally and 8.9% outside of their respective home markets.

Consolidated cost of sales increased 18.4%, and increased 15.8% on a per hectoliter basis, driven by anticipated transactional foreign currency effects and commodity cost headwinds.

Consolidated selling, general and administrative expenses (SG&A) increased 6.3% primarily due to elevated costs of distribution.

Consolidated other operating income/(expenses) in 2022 increased by 10.3% primarily driven by sale of non-core assets and one-time gains. In 2022, Ambev recognized 201m US dollar income in Other operating income related to tax credits in Brazil (2021: 226m US dollar). The net impact is presented as a scope change and does not impact the presented organic growth. Additionally, Ambev recognized 168m US dollar of interest income in Finance income in 2022 (2021: 118m US dollar) related to these credits. Underlying profit attributable to equity holders and underlying EPS were positively impacted by 186m US dollar after tax and non-controlling interest (2021: 165m US dollar). Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2022, the total amount of such credits and interest receivables represented 1 149m US dollar.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2021	Scope	Organic growth	2022	Organic growth %

North America	106 965	2	(4 293)	102 674	(4.0)%
Middle Americas	141 447	105	6 072	147 624	4.3%
South America	156 622	421	7 276	164 319	4.6%
EMEA	86 707	76	3 997	90 780	4.6%
Asia Pacific	88 379	4	515	88 898	0.6%
Global Export and Holding Companies	1 558	(607)	(112)	838	(11.8)%
AB InBev Worldwide	581 678	-	13 455	595 133	2.3%

North America total volumes decreased by 4.0%

In the United States, our sales-to-wholesalers (“STWs”) declined by 4.2% and our sales-to-retailers (“STRs”) declined by 4.1%, estimated to be below the industry. In 2022, our above core beer portfolio outperformed the industry, led by Michelob ULTRA which grew volumes by high-single digits and by the growth of our premium brands including Stella Artois, Kona Big Wave and Estrella Jalisco. In Beyond Beer, our spirits-based ready-to-drink portfolio grew volume by strong double-digits and continued to outperform the industry, led by Cutwater, the #1 spirits-based cocktail in the country, and NÜTRL, the industry’s #2 vodka seltzer.

In Canada, while total volumes declined low-single digits due to a soft industry, we gained share of beer for the third year in a row.

Middle Americas total volumes increased by 4.3%.

In Mexico, we delivered volume growth across all segments of our portfolio, with our above core beer brands growing over 20%, led by Modelo, Pacifico and Michelob ULTRA. In the fourth quarter of 2022, we completed the final wave of our Oxxo channel expansion with our portfolio now available in approximately 20 000 Oxxo stores nationwide. We continued to progress our digital transformation with over 60% of our BEES customers now also BEES Marketplace buyers and our digital DTC platform, TaDa, now fulfilling over 300 000 orders per month.

In Colombia, led by the consistent implementation of our category expansion levers, the beer category continues to grow, gaining 80bps share of total alcohol volume this year and with 2022 marking the highest beer per capita consumption in over 25 years. Our volumes grew by high-single digits in 2022 compared to 2021, delivering volume growth across all segments of our portfolio. Our premium and super premium brands led the way, delivering over 25% volume growth and reaching an all-time high volume and share of our total revenue. More than 45% of our BEES customers are now also BEES Marketplace buyers.

In Peru, our volumes grew by high-single digits in 2022 reaching a new all-time high for the fiscal year, with the beer and Beyond Beer categories increasing share of total alcohol. In December, the industry momentum was impacted by social unrest in certain regions and our volumes declined by low-single digits in the fourth quarter of 2022. Over 55% of BEES customers are now also BEES Marketplace buyers.

In Ecuador, we delivered high-single digits volume growth, driven by the expansion of the beer category and supported by post COVID-19 recovery. Approximately 75% of BEES customers are now also BEES Marketplace buyers.

South America total volumes increased by 4.6%.

In Brazil, our total volume grew by 5.6% in 2022, with beer volumes up by 3.5%, outperforming the industry according to our estimates, and non-beer volumes up by 12.0% compared to 2021. In 2022, we once again delivered record high beer volumes driven by continued expansion of our market share. BEES continued to expand, delivering an all-time high Net Promoter Score (NPS) in the fourth quarter of 2022 and more than 70% of our BEES customers are now also BEES Marketplace buyers. Our digital DTC platform, Zé Delivery, fulfilled over 62 million orders this year and has now reached 4.8 million monthly active users, a 17% increase versus December 2021.

In Argentina, volumes grew by low-single digits led by the strong performance of our above core beer and non-beer brands.

EMEA total volumes increased by 4.6%.

In Europe, our volumes grew by low-single digits in 2022 compared to 2021. We continued to premiumize our portfolio in Europe this year with our premium and above premium brands now making up over 55% of our revenue. Fueled by the consistent execution of our strategy and increasing portfolio Brand Power, we expanded or maintained market share in more than 80% of our key markets in 2022. Our DTC product, PerfectDraft, expanded its shopper base to over 320 000 households and has more machines in homes than there are pubs and bars in the UK and France.

In South Africa, we reported a high-single digit increase in volumes in 2022 compared to 2021. The momentum of our business continued in 2022, delivering all-time high total volumes with beer market share ahead of pre-pandemic levels in 2019, according to our estimates. Through focused commercial investment and the consistent execution of our strategy, we increased the overall Brand Power of both our beer and Beyond Beer portfolios. Our leading core brand, Carling Black Label, grew by mid-teens and our premium, super premium and Beyond Beer portfolios all delivered a double-digit increase in volume. Over 60% of BEES customers are now also BEES Marketplace users.

In Africa excluding South Africa, volumes declined in Nigeria due to ongoing supply chain constraints and a soft industry. BEES is now available in Tanzania and Uganda.

Asia Pacific total volumes increased by 0.6%.

In China, the industry was impacted by COVID-19 restrictions throughout the year. Volumes declined by 3.0% in 2022 compared to 2021. Despite the significant impact of these restrictions, in 2022 our premium and super premium portfolio delivered volume growth ahead of pre-pandemic levels in 2019. We continued to progress our expansion strategy, with Budweiser reaching all-time high Brand Power this year. Budweiser and our super premium portfolio grew volumes by double-digits in more than half of the expansion cities despite the impact of restrictions. The roll out and adoption of the BEES platform has accelerated with over 40% of our revenue through digital channels in December.

In South Korea, in 2022, we reported a volume growth of high-single digits driven by the strong performance of our local champion, Cass. Our total market share expanded this year with gains in both the on-premise and in-home channels.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 31 December 2022 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	581 678	-	-	13 455	595 133	2.3%
Revenue	54 304	(395)	(2 136)	6 013	57 786	11.2%
Cost of sales	(23 097)	16	1 006	(4 230)	(26 305)	(18.4)%
Gross profit	31 207	(378)	(1 130)	1 782	31 481	5.8%
SG&A	(17 574)	365	735	(1 080)	(17 555)	(6.3)%
Other operating income/(expenses)	805	(12)	(15)	63	841	10.3%
Normalized EBIT	14 438	(26)	(410)	765	14 768	5.4%
Normalized EBITDA	19 209	(54)	(669)	1 357	19 843	7.2%
Normalized EBITDA margin	35.4%	-	-	-	34.3%	(126) bps

North America	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	106 965	2	-	(4 293)	102 674	(4.0)%
Revenue	16 257	(5)	(76)	389	16 566	2.4%
Cost of sales	(6 185)	(10)	27	(546)	(6 714)	(8.8)%
Gross profit	10 072	(14)	(49)	(157)	9 851	(1.6)%
SG&A	(4 769)	(24)	30	176	(4 587)	3.7%
Other operating income/(expenses)	46	15	-	(16)	45	(26.1)%
Normalized EBIT	5 349	(23)	(19)	3	5 309	0.1%
Normalized EBITDA	6 131	(21)	(24)	(29)	6 057	(0.5)%
Normalized EBITDA margin	37.7%	-	-	-	36.6%	(106) bps

Middle Americas	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	141 447	105	-	6 072	147 624	4.3%
Revenue	12 541	(53)	(199)	1 892	14 180	15.1%
Cost of sales	(4 428)	23	78	(1 213)	(5 540)	(27.5)%
Gross profit	8 113	(31)	(122)	679	8 639	8.4%
SG&A	(3 149)	23	42	(305)	(3 390)	(9.8)%
Other operating income/(expenses)	24	-	-	(36)	(12)	-
Normalized EBIT	4 988	(8)	(80)	337	5 238	6.8%
Normalized EBITDA	6 126	(7)	(87)	532	6 564	8.7%
Normalized EBITDA margin	48.8%	-	-	-	46.3%	(274) bps

South America	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	156 622	421	-	7 276	164 319	4.6%
Revenue	9 494	134	(674)	2 645	11 599	27.9%
Cost of sales	(4 763)	(36)	298	(1 475)	(5 976)	(31.1)%
Gross profit	4 730	98	(376)	1 170	5 623	24.7%
SG&A	(2 762)	(143)	184	(738)	(3 458)	(25.7)%
Other operating income/(expenses)	397	(30)	9	97	473	52.4%
Normalized EBIT	2 365	(75)	(183)	530	2 638	25.7%
Normalized EBITDA	3 125	(74)	(265)	724	3 511	25.7%
Normalized EBITDA margin	32.9%	-	-	-	30.3%	(49) bps

EMEA	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	86 707	76	-	3 997	90 780	4.6%
Revenue	8 032	(148)	(798)	1 034	8 120	13.1%
Cost of sales	(3 793)	(11)	417	(780)	(4 167)	(20.5)%
Gross profit	4 239	(159)	(381)	254	3 953	6.2%
SG&A	(2 855)	135	277	(161)	(2 604)	(6.0)%
Other operating income/(expenses)	200	2	(21)	17	198	8.2%
Normalized EBIT	1 584	(22)	(125)	109	1 546	6.9%
Normalized EBITDA	2 598	(54)	(229)	296	2 612	11.5%
Normalized EBITDA margin	32.4%	-	-	-	32.2%	(45) bps

Asia Pacific	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	88 379	4	-	515	88 898	0.6%
Revenue	6 848	(132)	(343)	159	6 532	2.4%
Cost of sales	(3 048)	(1)	157	(275)	(3 168)	(9.0)%
Gross profit	3 800	(134)	(186)	(116)	3 364	(3.2)%
SG&A	(2 330)	128	115	20	(2 067)	0.9%
Other operating income/(expenses)	139	-	(4)	2	137	1.3%
Normalized EBIT	1 609	(5)	(76)	(94)	1 433	(5.9)%
Normalized EBITDA	2 321	(5)	(105)	(106)	2 104	(4.6)%
Normalized EBITDA margin	33.9%	-	-	-	32.2%	(234) bps

Global Export and Holding Companies	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	1 558	(607)	-	(112)	838	(11.8)%
Revenue	1 133	(190)	(45)	(107)	790	(11.4)%
Cost of sales	(880)	52	29	60	(740)	7.3%
Gross profit	252	(139)	(16)	(47)	50	(40.9)%
SG&A	(1 709)	246	88	(72)	(1 447)	(4.8)%
Other operating income/(expenses)	-	1	1	(1)	1	-
Normalized EBIT	(1 457)	108	73	(120)	(1 396)	(8.6)%
Normalized EBITDA	(1 093)	108	41	(60)	(1 004)	(5.9)%

REVENUE

Our consolidated revenue grew by 11.2% to 57 786m US dollar with revenue per hectoliter growth of 8.6% in 2022 driven by revenue management initiatives and continued premiumization.

COST OF SALES

Our cost of sales increased by 18.4% and increased by 15.8% on a per hectoliter basis, driven by anticipated transactional foreign currency effects and commodity headwinds.

OPERATING EXPENSES

Our total operating expenses increased 6.1% in 2022:

•	Selling, General & Administrative Expenses (SG&A) increased by 6.3% due primarily to elevated costs of distribution.

•

Other operating income increased 10.3% primarily driven by the sale of non-core assets and one-time gains. In addition, in 2022, Ambev, our subsidiary, recognized 201m US dollar income in Other operating income related to tax credits in Brazil (2021: 226m US dollar). The net impact is presented as a scope change.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased 7.2% organically to 19 843m US dollar, with an EBITDA margin of 34.3%, representing an EBITDA margin organic contraction of 126 bps, as our top-line growth was partially offset by anticipated transactional foreign currency effects and commodity headwinds and higher SG&A.

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Net finance cost, (vi) Non-underlying net finance cost, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the year ended 31 December Million US dollar	Notes	2022	2021

Profit attributable to equity holders of AB InBev		5 969	4 670
Non-controlling interest		1 628	1 444
Profit of the period		7 597	6 114
Income tax expense	12	1 928	2 350
Share of result of associates	16	(299)	(248)
Non-underlying share of results of associates	8 / 16	1 143	-
Non-underlying net finance cost/(income)	11	(498)	806
Net finance cost	11	4 646	4 803
Non-underlying items above EBIT (including non-underlying impairment)	8	251	614
Normalized EBIT		14 768	14 438
Depreciation, amortization and impairment (excluding non-underlying impairment)	10	5 074	4 771
Normalized EBITDA		19 843	19 209

Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 8 Non-underlying items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for the 2022 and 2021:

	2022	2021
US dollar	28.8%	29.6%
Brazilian real	14.5%	12.4%
Mexican peso	10.7%	9.4%
Chinese yuan	8.3%	9.7%
Euro	5.4%	6.2%
Colombian peso	4.2%	4.1%
South African rand	4.0%	4.0%
Canadian dollar	3.4%	3.7%
Argentinean peso[1]	3.3%	3.0%
Peruvian nuevo sol	2.9%	2.6%
Pound sterling	2.1%	2.7%
Dominican peso	2.1%	2.1%
South Korean won	2.0%	2.1%
Other	8.2%	8.1%

The following table sets forth the percentage of our normalized EBITDA realized by currency for the 2022 and 2021:

	2022	2021
US dollar	31.0%	32.8%
Mexican peso	14.9%	13.6%
Brazilian real	11.3%	9.8%
Chinese yuan	7.9%	9.4%
Colombian peso	5.2%	5.4%
Euro	4.6%	4.3%
Peruvian nuevo sol	4.2%	4.0%
South African rand	4.1%	3.9%
Argentinean peso[1]	3.4%	2.7%
Dominican peso	2.8%	3.0%
Canadian dollar	2.4%	2.9%
South Korean won	1.8%	1.7%
Pound sterling	0.0%	0.3%
Other	6.6%	6.2%

In 2022, the fluctuation of the foreign currency rates had a negative translation impact, including hyperinflation accounting impact, of 2 136m US dollar on our revenue (2021: positive impact of 326m US dollar), of 669m US dollar on our normalized EBITDA (2021: positive impact of 96m US dollar) and of 410m US dollar on our normalized EBIT (2021: positive impact of 35m US dollar).

Our profit (after tax) was negatively affected by the fluctuation of foreign currencies, including hyperinflation accounting impact, amounting to 132m US dollar (2021: positive impact of 41m US dollar), while the negative translation impact, including hyperinflation accounting impact, on our EPS (profit attributable to our equity holders) was 121m US dollar or 0.06 US dollar per share (2021: positive impact of 38m US dollar or 0.02 US dollar per share).

The impact of the fluctuation of the foreign currencies on our net debt amounted to 1 527m US dollar (decrease of net debt) in 2022, as compared to an impact of 1 609m US dollar (decrease of net debt) in 2021. The impact of the fluctuation of the foreign currencies on the equity attributable to our equity holders amounted to 1 123m US dollar (decrease of equity), as compared to an impact of 4 320m US dollar (decrease of equity) in 2021.

1 Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations.

PROFIT

Normalized profit attributable to our equity holders was 6 454m US dollar (normalized EPS 3.21 US dollar) in 2022, compared to 5 723m US dollar (normalized EPS 2.85 US dollar) in 2021. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 6 093m US dollar in 2022 (Underlying EPS 3.03 US dollar) as compared to 5 774m US dollar in 2021 (Underlying EPS 2.88 US dollar) (see Note 21 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for 2022 was 5 969m US dollar, compared to 4 670m US dollar for 2021 and includes the following impacts:

•

Net finance costs (excluding non-underlying net finance items): 4 646m US dollar in 2022 compared to a net finance cost of 4 803m US dollar in 2021. Mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to a gain of 331m US dollar in 2022, compared to a loss of 23m US dollar in 2021 resulting in a change of 354m US dollar.

•

Non-underlying net finance income/(cost): Non-underlying net finance income amounted to 498m US dollar in 2022 compared to 806m US dollar cost in 2021. 274m US dollar gain resulted from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in connection with the Modelo and SAB combination (2021: 25m US dollar loss), 246m US dollar gain resulted from the early termination of certain bonds (2021: 741m US dollar loss) and 22m US dollar loss related to the remeasurement of deferred considerations on prior year acquisitions (2021: 19m US dollar loss).

•

Non-underlying share of results of associates: Non-underlying share of results of associates amounted to 1 143m US dollar in 2022 (2021: nil) and relates to the impairment of our investment in AB InBev Efes.

•

Non-underlying items impacting profit from operations: In 2022, we incurred 251m US dollar of non-underlying costs (2021: 614m US dollar) mainly comprising of 110m US dollar of restructuring costs (2021: 172m US dollar), 71m US dollar of business and asset disposals (including impairment losses) (2021: 247m US dollar), 18m US dollar of costs associated with COVID-19 (2021: 105m US dollar) that mainly relate to personal protection equipment for our colleagues and other costs incurred as a direct consequence of the COVID-19 pandemic and 51m US dollar of AB InBev Efes related costs mainly from the discontinuation of exports to Russia and the forfeiting of our benefits from the operations of the associate. In 2021, we incurred 72m US dollar cost related to the Zenzele Kabili scheme.

•

Income tax expense: 1 928m US dollar in 2022 with an effective tax rate of 18.6% compared to 2 350m US dollar in 2021 with an effective tax rate of 28.6%. The 2022 effective tax rate is positively impacted by non-taxable gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2021 effective tax rate was negatively impacted by non-deductible losses from these derivatives. In addition, the 2022 effective tax rate was positively impacted by higher distribution of interest on shareholders’ equity from Brazil and lower non-deductible costs. The 2022 effective tax rate includes 350m US dollar benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized. The normalized effective tax rate excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs was 23.8% in 2022 compared to 27.9% in 2021.

•	Profit attributable to non-controlling interest: 1 628m US dollar in 2022 compared to 1 444m US dollar in 2021.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2022	2021
Cash flow from operating activities	13 298	14 799
Cash flow from investing activities	(4 620)	(5 878)
Cash flow from financing activities	(10 620)	(11 598)
Net increase/(decrease) in cash and cash equivalents	(1 942)	(2 677)

Cash flow from operating activities

Million US dollar	2022	2021
Profit	7 597	6 114
Interest, taxes and non-cash items included in profit	12 344	12 693
Cash flow from operating activities before changes in working capital and use of provisions	19 941	18 806
Change in working capital	(346)	2 459
Pension contributions and use of provisions	(351)	(375)
Interest and taxes (paid)/received	(6 104)	(6 197)
Dividends received	158	106
Cash flow from operating activities	13 298	14 799

Our cash flow from operating activities reached 13 298m US dollar in 2022 compared to 14 799m US dollar in 2021. The decrease was primarily driven by changes in working capital for 2022 compared to 2021 due to (i) 2021 figures that were impacted by lower capital expenditure and bonus accruals in 2020 and (ii) increased inventory balances in 2022.

Cash flow from investing activities

Million US dollar	2022	2021
Net capex	(4 838)	(5 498)
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	(70)	(444)
Proceeds from sale/(acquisition) of other assets	288	65
Cash flow from/(used in) investing activities	(4 620)	(5 878)

Our cash outflow from investing activities was 4 620m US dollar in 2022 compared to a cash outflow of 5 878m US dollar in 2021. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures and lower outflows from acquisition of subsidiaries in 2022 compared to 2021.

Our net capital expenditures amounted to 4 838m US dollar in 2022 and 5 498m US dollar in 2021. Out of the total 2022 capital expenditures approximately 36% was used to improve the company’s production facilities while 45% was used for logistics and commercial investments and 20% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2022	2021
Dividends paid	(2 442)	(2 364)
Net (payments on)/proceeds from borrowings	(7 174)	(8 511)
Payment of lease liabilities	(610)	(531)
Sale/(purchase) of non-controlling interests and other	(394)	(192)
Cash flow from/(used in) financing activities	(10 620)	(11 598)

Our cash outflow from financing activities amounted to 10 620m US dollar in 2022, as compared to a cash outflow of 11 598m US dollar in 2021.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 31 December 2022, we had total liquidity of 20.0 billion US dollar, which consisted of 10.1 billion US dollar available under committed long-term credit facilities and 9.9 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.

CAPITAL RESOURCES AND EQUITY

Our objective to maximize long-term value creation is driven by our focus on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We continued to deliver strong free cash flow, generating approximately 8.5 billion US dollar. As a result, this year we have made significant further progress on our deleveraging journey. Gross debt reduced by 8.9 billion US dollar to reach 79.9 billion US dollar, resulting in net debt of 69.7 billion US dollar as of 31 December 2022 as compared to 76.2 billion US dollar as of 31 December 2021.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x.

Our net debt decreased by 6.5 billion US dollar as of 31 December 2022 compared to 31 December 2021. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (6.1 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (2.4 billion US dollar increase of net debt) and foreign exchange impact on net debt (1.5 billion US dollar decrease of net debt).

Net debt to normalized EBITDA decreased from 3.96x for the 12-month period ending 31 December 2021 to 3.51x for the 12-month period ending 31 December 2022. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio.

Consolidated equity attributable to our equity holders as at 31 December 2022 was 73 398m US dollar, compared to 68 669m US dollar as at 31 December 2021. The net increase in equity results from the profit attributable to equity shareholders, partially offset by net foreign exchange losses on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Argentina Pesos, the Chinese Yuan, the Colombian Pesos, the Euro and the South Africa Rand, which resulted in a foreign exchange translation adjustment of 1 123m US dollar as of 31 December 2022 (decrease of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 22 Interest-bearing loans and borrowings and Note 27 Risks arising from financial instruments.

As of 31 December 2022, the company’s credit rating from Standard & Poor’s was BBB+ for long-term obligations and A-2 for short-term obligations, with a positive outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a positive outlook.

Research and development

Given our focus on innovation, we place a high value on research and development (R&D). In 2022, we spent 268m US dollar in research and development (2021: 298m US dollar). The spend focused on product innovations, market research, as well as process optimization and product development.

R&D in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better experience for the consumer and better performance of top-line results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, our research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.

R&D in process optimization is primarily aimed at quality improvement, better efficiency, capacity increase (brewery debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products.

Our R&D efforts are also directed towards reduction of carbon footprint in our operations, but also of our packages. Projects range from process innovations that reduce energy in production process steps, but also focus on making packages lighter, increase the amount of recycled content, and convert to more returnable packaging.

In the biotech space, our R&D teams are working on solutions to upcycle co-product streams, but also to provide protein solutions through precision fermentation.

Knowledge management and learning is also an integral part of R&D. We seek to continuously increase our knowledge through collaborations with universities, startups and suppliers. We believe strongly in open innovation as an answer to rapidly changing needs and external environment, and our innovation process is designed to create an innovation ecosystem.

Our R&D team is deeply connected with the company’s and the business regions’ priorities and approves concepts which are subsequently prioritized for development. The R&D teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year, but at the same time new concepts are developed that will only be implemented within a time horizon of 2-5 years.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, inflation, geopolitical instability (such as the ongoing conflict between Russia and Ukraine), increases in energy prices, the COVID-19 pandemic, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. The prevailing geopolitical instability and sustained inflation (including as a result of the ongoing conflict between Russia and Ukraine) have resulted in increased pressure on the supply chain and increased energy costs, which may increase AB InBev’s costs of manufacturing, selling and delivering its products. In cases of sustained and elevated inflation across several of its key markets, it may be difficult for AB InBev to effectively manage the increases to its costs and it may not able to pass these increased costs to its customers. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected.

A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

The ongoing conflict between Russia and Ukraine has adversely affected, and may continue to adversely affect AB InBev’s business, financial performance and results of operations. In March 2022, AB InBev announced that it is forfeiting all financial benefits as a non-controlling partner from the operations of the AB InBev Efes joint venture. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, and that it is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. As a result, AB InBev de-recognized the investment in AB InBev Efes and reported a 1.1 US billion non-cash impairment charge in exceptional share of results of associates as part of its first quarter results announcement. Any potential divestment of AB InBev’s non-controlling interest in the AB InBev Efes joint venture will be subject to customary closing conditions, including regulatory approvals in Russia and Ukraine, and there can be no guarantee that necessary regulatory approvals will be obtained or that AB InBev will be successful in divesting its interest. In connection with the ongoing conflict, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures may make it difficult for AB InBev to divest its non-controlling interest in the AB InBev Efes joint venture and repatriate, or otherwise remit, cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. Even though AB InBev has forfeited all financial benefits from the AB InBev Efes joint venture, these developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation.

Furthermore, the conflict has resulted and could continue to result in volatile energy, commodity and raw materials markets, supply chain disruptions and inflation, which has affected and may continue to affect the price and availability of certain raw materials or commodities required for AB InBev’s products and may adversely affect its operations. These and other impacts of the conflict could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, reputational risks and additional trade restrictions, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the South America operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s ability to access funds from Argentina, financial condition and operating results.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. For the near term, the portion of AB InBev’s consolidated statement of financial position represented by debt is expected to remain higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. While AB InBev aims to dynamically allocate its surplus free cash flow to balance its leverage, return cash to shareholders and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it is able to pay.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non-transferability of a specified currency. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, the COVID-19 pandemic, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs during 2022, which may continue. Energy prices have been subject to significant price volatility in the recent past, including as a result of the ongoing conflict between Russia and Ukraine, and may be again in the future. High energy prices over an extended period of time and disruptions or constraints in the availability of transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products, and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future.

Negative publicity surrounding the company, its activities, its personnel or its business partners, consumer perception of the company’s response to political and social issues or catastrophic events, and campaigns by activists, whether or not warranted, connecting the company, its personnel, its supply chain or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices or workplace and human rights issues, whether actual or perceived, could adversely impact the company’s brand image and reputation and may decrease demand for its products, thereby adversely affecting its business. AB InBev has made a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights, through its policies. Allegations, even if untrue, that the company is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable laws or regulations, workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s overall reputation and brand image. Activities by the company’s promotional partners that harm their public image or reputation could also have an adverse effect on AB InBev’s reputation or brand image, and may decrease demand for AB InBev’s products, thereby adversely affecting its business.

In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be managers or senior officers in the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” or beyond beer products. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital-only competitors. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preference for such platforms. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries, as a result of a rising health and well-being trend. Despite the progress made on AB InBev’s Smart Drinking Goals, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities, may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 29 Contingencies of the 2022 consolidated financial statements.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data protection laws such as the General Data Protection Regulation adopted in the European Union, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements (including potential changes in Brazil). For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two-pillar approach. Subsequently, in October 2021, the OECD/G20 Inclusive Framework announced that 136 countries and jurisdictions had joined an agreement on the two-pillar approach, including the establishment of a global minimum corporate tax rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two and in December 2022, the EU Council announced that EU Member States had reached an agreement to implement the minimum tax component (Pillar Two) of the OECD’s global international tax reform initiative effective 1 January 2024. EU Member States are now obliged to adopt these new rules into their domestic legislation by no later than 31 December 2023. Furthermore, on 16 August 2022, US President Joe Biden approved the Inflation Reduction Act (IRA), whereunder US companies that report over 1 US billion in profits to shareholders are subject to a 15% minimum tax based on book income. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which we operate, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives, the IRA or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates.

Although AB InBev’s operations in Cuba through its subsidiary are quantitatively immaterial, the company’s overall business reputation may suffer, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its subsidiary’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. As a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure beginning 2 May 2019, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. AB InBev has received notice of claims purporting to be made under the Helms-Burton Act. It remains unclear how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure with respect to this notice of claim.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by environmental, social and corporate governance (“ESG”) considerations, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to further address ESG-related concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action. If AB InBev fails to meet its 2025 Sustainability Goals or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may suffer. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Public expectations for reductions in greenhouse gas emissions, the potential adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to ESG matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting ESG metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution and marketing, and relies on information systems, including through services operated or maintained by third parties, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. The integration of e-commerce, fintech and direct sales in AB InBev’s operations and their increasingly significant contribution to the company’s revenues and sales has increased the amount of information that AB InBev processes and maintains, thereby increasing its potential exposure to a security incident. Information systems of AB InBev’s third-party partners, including suppliers and distributors, are also exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. Although AB InBev takes various actions to minimize the likelihood and impact of such cybersecurity incidents and disruptions to information systems, such incidents could impact AB InBev’s business, impact its ability to meet its contractual obligations and expose it to legal claims or regulatory penalties. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics. AB InBev’s business and results of operations were negatively impacted by the implementation of COVID-19 restrictions in recent years. While most countries around the world have removed or reduced the restrictions implemented in response to the COVID-19 pandemic, the extent to which the COVID-19 pandemic may continue to impact the company’s financial condition and operations depends on factors beyond AB InBev’s control. The emergence of new variants may result in new restrictions in regions and countries where AB InBev operates, lead to further economic uncertainty and heighten many of the other risks described herein.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 27 of the 2022 consolidated financial statements on Risks arising from financial instruments contains detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the reporting date

Please refer to Note 32 Events after the reporting date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of our annual report.

2023 presentation update

As from 1 January 2023 mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs will be reported in the non-underlying net finance income/(cost). As a result, we will discontinue disclosing Normalized EPS as a separate metric.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING OF ANHEUSER-BUSCH INBEV NV/SA ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2022

We present to you our statutory auditor’s report in the context of our statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA (the “Company”) and its subsidiaries (jointly “the Group”). This report includes our report on the consolidated financial statements, as well as the other legal and regulatory requirements. This forms part of an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting d.d. 27 April 2022, following the proposal formulated by the board of directors and following the recommendation by the audit committee and the proposal formulated by the works’ council. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2024. We have performed the statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA for four consecutive years.

Report on the consolidated financial statements

Unqualified opinion

We have performed the statutory audit of the Group’s consolidated financial statements, which comprise the consolidated statement of financial position as at 31 December 2022, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information, and which is characterized by a consolidated statement of financial position total of USD 212 943 million and a profit for the year of USD 7 597 million.

In our opinion, the consolidated financial statements give a true and fair view of the Group’s net equity and consolidated financial position as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Basis for unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Furthermore, we have applied the International Standards on Auditing as approved by the IAASB which are applicable to the year-end and which are not yet approved at the national level. Our responsibilities under those standards are further described in the “Statutory auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We have fulfilled our ethical responsibilities in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Belgium, including the requirements related to independence. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How our audit addressed the key audit matter

Impairment of goodwill and intangible assets with indefinite useful life

As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of $ 113 010 million and $ 37 652 million, respectively, as of 31 December, 2022. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount.

Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on current acquisition valuation models for its cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management’s cash flow projections include significant judgment, estimates and assumptions, related to the weighted average cost of capital and the terminal growth rate.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and intangible assets with indefinite useful life is a key audit matter are the following: (i) the high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating units due to the significant amount of judgment by management when developing this estimate, (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) the significant audit effort necessary in evaluating the significant assumptions relating to the estimate, related to the weighted average cost of capital and the terminal growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived asset impairment testing, including controls over the valuation of the Company’s cash-generating units.

These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the models; and, with the assistance of professionals with specialized skill and knowledge, evaluating the significant assumptions used by management, related to the weighted average cost of capital and the terminal growth rate.

Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash-generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) analysis of sensitivities in the Company’s discounted cash flow model.

Key Audit Matter	How our audit addressed the key audit matter

Uncertain tax positions

As described in Notes 4 and 29 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a key audit matter are the following (i) the high degree of auditor judgment and subjectivity in applying procedures related to uncertain tax positions due to the significant amount of judgment by management when developing this estimate, including a high degree of estimation uncertainty relative to the numerous and complex tax laws, frequency of tax audits, and the considerable time to conclude investigations and negotiations with local tax authorities as a result of such audits, and (ii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to completeness of the uncertain tax positions, as well as controls over measurement of the liability.

These procedures also included, among others, (i) testing the information used in the calculation of the income tax provisions, including intercompany agreements, international, federal, and state filing positions, and the related final tax returns; (ii) testing the calculation of the income tax provision by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes thereof; and (iv) evaluating the status and results of income tax audits by the relevant tax authorities.

Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of the chance of loss related to tax positions and the application of relevant tax laws.

Responsibilities of the board of directors for the preparation of the consolidated financial statements

The board of directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Statutory auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

In performing our audit, we comply with the legal, regulatory and normative framework applicable to the audit of the consolidated financial statements in Belgium. A statutory audit does not provide any assurance as to the Group’s future viability nor as to the efficiency or effectiveness of the board of directors’ current or future business management at Group level. Our responsibilities in respect of the use of the going concern basis of accounting by the board of directors’ are described below.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors;
●

Conclude on the appropriateness of the board of directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern;

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

●

Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Other legal and regulatory requirements

Responsibilities of the board of directors

The board of directors is responsible for the preparation and the content of the directors’ report on the consolidated financial statements.

Statutory auditor’s responsibilities

In the context of our engagement and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, the directors’ report on the consolidated financial statements and to report on these matters.

Aspects related to the directors’ report on the consolidated financial statements

In our opinion, after having performed specific procedures in relation to the directors’ report on the consolidated financial statements, this directors’ report is consistent with the consolidated financial statements for the year under audit, and it is prepared in accordance with article 3:32 of the Companies’ and Associations’ Code.

In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge acquired resulting from the audit, whether the directors’ report on the consolidated financial statements is materially misstated or contains information which is inadequately disclosed or otherwise misleading. In light of the procedures we have performed, there are no material misstatements we have to report to you.

The non-financial information is included in a separate report of the directors’ report which is part of section “2022 AB InBev Environmental, Social & Governance Report” of the annual report. The report of non-financial information contains the information required by virtue of article 3:32, §2 of the Companies’ and Associations’ Code, and agrees with the consolidated accounts for the same year. The Company has prepared the non-financial information, based on reference framework Global Reporting Initiative (GRI) Standards and relevant United Nations Sustainable Development Goals. However, in accordance with article 3:80, §1, 5° of the Companies’ and Associations’ Code, we do not express an opinion as to whether the non-financial information has been prepared in accordance with the said framework as disclosed in the separate report of the directors’ report on the consolidated accounts.

Statement related to independence

●

Our registered audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements, and our registered audit firm remained independent of the Group in the course of our mandate.

●

The fees for additional services which are compatible with the statutory audit of the consolidated financial statements referred to in article 3:65 of the Companies’ and Associations’ Code are correctly disclosed and itemized in the notes to the consolidated financial statements.

European Uniform Electronic Format (ESEF)

We have also verified, in accordance with the draft standard on the verification of the compliance of the financial statements with the European Uniform Electronic Format (hereinafter “ESEF”), the compliance of the ESEF format with the regulatory technical standards established by the European Delegate Regulation No. 2019/815 of 17 December 2018 (hereinafter: “Delegated Regulation”).The board of directors is responsible for the preparation, in accordance with ESEF requirements, of the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter “digital consolidated financial statements”) included in the annual financial report. Our responsibility is to obtain sufficient appropriate evidence to conclude that the format and marking language of the digital consolidated financial statements comply in all material respects with the ESEF requirements under the Delegated Regulation.

Based on the work we have performed, we believe that the format of and marking of information in the digital consolidated financial statements included in the annual financial report of Anheuser-Busch InBev NV/SA per 31 December 2022 comply in all material respects with the ESEF requirements under the Delegated Regulation.

Other statements

This report is consistent with the additional report to the audit committee referred to in article 11 of the Regulation (EU) N°537/2014.

Diegem, 1 March 2023

The Statutory Auditor

PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL

Represented by

Koen Hens

Statutory Auditor

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2022	2021¹

Revenue		57 786	54 304
Cost of sales		(26 305)	(23 097)
Gross profit		31 481	31 207

Distribution expenses		(6 389)	(5 889)
Sales and marketing expenses		(6 752)	(7 292)
Administrative expenses		(4 414)	(4 394)
Other operating income/(expenses)	7	841	805
Profit from operations before non-underlying items		14 768	14 438

Non-underlying costs above profit from operations	8	(251)	(614)
Profit from operations		14 517	13 824

Finance cost	11	(5 792)	(5 234)
Finance income	11	1 146	431
Non-underlying net finance income/(cost)	11	498	(806)
Net finance income/(cost)		(4 148)	(5 609)

Share of result of associates	16	299	248
Non-underlying share of results of associates	8 /16	(1 143)	-
Profit before tax		9 524	8 463

Income tax expense	12	(1 928)	(2 350)

Profit of the period		7 597	6 114

Profit of the period attributable to:
Equity holders of AB InBev		5 969	4 670
Non-controlling interest		1 628	1 444

Basic earnings per share	21	2.97	2.33
Diluted earnings per share	21	2.91	2.28

Basic earnings per share before non-underlying items²	21	3.21	2.85
Diluted earnings per share before non-underlying items²	21	3.15	2.80

Underlying earnings per share²	21	3.03	2.88

The accompanying notes are an integral part of these consolidated financial statements.

1 Amended to conform to 2022 presentation.

2 Basic earnings per share and diluted earnings per share before non-underlying items and Underlying earnings per share are not defined metrics in IFRS. Refer to Note 21 Changes in equity and earnings per share for more details.

Consolidated statement of comprehensive income/(loss)

For the twelve-month period ended 31 December Million US dollar	Notes	2022	2021

Profit of the period		7 597	6 114

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	21	519	504
		519	504
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	21	(1 298)	(4 681)
Effective portion of changes in fair value of net investment hedges		(173)	156
Cash flow hedges recognized in equity		183	1 060
Cash flow hedges reclassified from equity to profit or loss		(546)	(920)
		(1 834)	(4 385)

Other comprehensive income/(loss), net of tax		(1 315)	(3 881)

Total comprehensive income/(loss)		6 283	2 233

Attributable to:
Equity holders of AB InBev		4 994	934
Non-controlling interest		1 289	1 299

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As of Million US dollar	Notes	31 December 2022	31 December 2021

ASSETS
Non-current assets
Property, plant and equipment	13	26 671	26 678
Goodwill	14	113 010	115 796
Intangible assets	15	40 209	40 430
Investment in associates	16	4 656	5 874
Investment securities	20	175	161
Deferred tax assets	17	2 300	1 969
Pensions and similar obligations	23	11	5
Income tax receivables		883	1 137
Derivatives	27	60	48
Trade and other receivables	19	1 782	1 580
Total non-current assets		189 757	193 678

Current assets
Investment securities	20	97	374
Inventories	18	6 612	5 399
Income tax receivables		813	381
Derivatives	27	331	621
Trade and other receivables	19	5 330	5 046
Cash and cash equivalents	20	9 973	12 097
Assets classified as held for sale		30	30
Total current assets		23 186	23 949

Total assets		212 943	217 627

EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 736
Share premium		17 620	17 620
Reserves		15 218	15 431
Retained earnings		38 823	33 882
Equity attributable to equity holders of AB InBev		73 398	68 669

Non-controlling interests	30	10 880	10 671
Total equity		84 278	79 340

Non-current liabilities
Interest-bearing loans and borrowings	22	78 880	87 369
Pensions and similar obligations	23	1 534	2 261
Deferred tax liabilities	17	11 818	12 204
Income tax payables		610	726
Derivatives	27	184	100
Trade and other payables	26	859	1 008
Provisions	25	396	436
Total non-current liabilities		94 282	104 104

Current liabilities
Bank overdrafts	20	83	53
Interest-bearing loans and borrowings	22	1 029	1 408
Income tax payables		1 438	1 334
Derivatives	27	5 308	5 786
Trade and other payables	26	26 349	25 434
Provisions	25	176	169
Total current liabilities		34 383	34 184

Total equity and liabilities		212 943	217 627

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves¹	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2021		1 736	17 620	(4 911)	53 550	(30 841)	30 870	68 024	10 327	78 351
Profit of the period		-	-	-	-	-	4 670	4 670	1 444	6 114
Other comprehensive income/(loss)¹	21	-	-	-	-	(3 736)	-	(3 736)	(145)	(3 881)
Total comprehensive income/(loss)		-	-	-	-	(3 736)	4 670	934	1 299	2 233
Dividends		-	-	-	-	-	(1 139)	(1 139)	(1 112)	(2 251)
Treasury shares		-	-	917	-	-	(836)	81	-	81
Share-based payments	24	-	-	-	451	-	-	451	28	478
Hyperinflation monetary adjustments		-	-	-	-	-	231	231	143	374
Scope and other changes		-	-	-	-	-	86	86	(14)	73
As per 31 December 2021		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2022		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340
Profit of the period		-	-	-	-	-	5 969	5 969	1 628	7 597
Other comprehensive income/(loss)	21	-	-	-	-	(976)	-	(976)	(339)	(1 315)
Total comprehensive income/(loss)		-	-	-	-	(976)	5 969	4 994	1 289	6 283
Dividends		-	-	-	-	-	(1 198)	(1 198)	(1 355)	(2 553)
Treasury shares		-	-	289	-	-	(193)	95	-	95
Share-based payments	24	-	-	-	477	-	-	477	20	497
Hyperinflation monetary adjustments		-	-	-	-	-	380	380	236	616
Scope and other changes		-	-	-	-	-	(18)	(18)	19	1
As per 31 December 2022		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278

The accompanying notes are an integral part of these consolidated financial statements.

1 Amended to conform to 2022 presentation.

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2022	2021¹

OPERATING ACTIVITIES
Profit of the period		7 597	6 114
Depreciation, amortization and impairment	10	5 078	5 052
Net finance cost/(income)	11	4 148	5 609
Equity-settled share-based payment expense	24	448	510
Income tax expense	12	1 928	2 350
Other non-cash items		(102)	(581)
Share of result of associates	16	844	(248)
Cash flow from operating activities before changes in working capital and use of provisions		19 941	18 806
Decrease/(increase) in trade and other receivables		(48)	164
Decrease/(increase) in inventories		(1 547)	(1 232)
Increase/(decrease) in trade and other payables		1 249	3 527
Pension contributions and use of provisions		(351)	(375)
Cash generated from operations		19 244	20 890
Interest paid		(4 133)	(3 987)
Interest received		611	200
Dividends received		158	106
Income tax paid		(2 582)	(2 410)
Cash flow from operating activities		13 298	14 799

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(5 160)	(5 640)
Proceeds from sale of property, plant and equipment and of intangible assets		322	142
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	6	(70)	(444)
Proceeds from sale/(acquisition) of other assets		288	65
Cash flow from/(used in) investing activities		(4 620)	(5 878)

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	21	(20)	-
Proceeds from borrowings	22	91	454
Payments on borrowings	22	(7 265)	(8 965)
Cash net finance (cost)/income other than interests		(374)	(192)
Payment of lease liabilities		(610)	(531)
Dividends paid		(2 442)	(2 364)
Cash flow from/(used in) financing activities		(10 620)	(11 598)

Net increase/(decrease) in cash and cash equivalents		(1 942)	(2 677)
Cash and cash equivalents less bank overdrafts at beginning of year		12 043	15 247
Effect of exchange rate fluctuations		(211)	(526)
Cash and cash equivalents less bank overdrafts at end of period	20	9 890	12 043

The accompanying notes are an integral part of these consolidated financial statements.

1 Amended to conform to 2022 presentation.

Notes to the consolidated financial statements

Note

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Non-underlying items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investments in associates	16

Deferred tax assets and liabilities	17

Inventories	18

Trade and other receivables	19

Cash and cash equivalents and investment securities	20

Changes in equity and earnings per share	21

Interest-bearing loans and borrowings	22

Pensions and similar obligations	23

Share-based payments	24

Provisions	25

Trade and other payables	26

Risks arising from financial instruments	27

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	28

Contingencies	29

Non-controlling interests	30

Related parties	31

Events after the reporting date	32

AB InBev companies	33

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167 000 employees based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2022 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The consolidated financial statements were authorized for issue by the Board of Directors on 1 March 2023.

2.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2022 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies applied are consistent to all periods presented in these consolidated financial statements by the company and its subsidiary.

(A)	BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

(B)	FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar and has been rounded to the nearest million. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

(C)	PRINCIPLES OF CONSOLIDATION

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Therefore, estimates are made to reflect AB InBev’s share in the result of these associates for the last quarter. Such estimates are revisited when required.

Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 33 AB InBev companies.

(D)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2022 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(E)	FOREIGN CURRENCIES

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date of the reporting sheet. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates prevailing at the dates the fair value was determined.

Translation of the results and financial position of foreign operations

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the reporting date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the statement of financial position and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

The 2022 results, restated for purchasing power, were translated at the December 2022 closing rate of 177.131872 Argentinean pesos per US dollar (2021 results - at 102.749214 Argentinean pesos per US dollar).

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	31 December 2022	31 December 2021	31 December 2022	31 December 2021

Argentinean peso	177.131872	102.749214	-	-
Brazilian real	5.217705	5.580497	5.164428	5.368651
Canadian dollar	1.353834	1.270792	1.297354	1.249693
Colombian peso	4 807.99	3 977.14	4 211.36	3 741.19
Chinese yuan	6.898736	6.352382	6.661729	6.456753
Euro	0.937559	0.882924	0.951768	0.841767
Mexican peso	19.361452	20.583378	20.123646	20.339905
Pound sterling	0.831548	0.741903	0.811905	0.725564
Peruvian nuevo sol	3.820004	3.976006	3.845294	3.877055
South Korean won	1 260.16	1 188.32	1 286.17	1 139.06
South African rand	16.968472	15.947907	16.392270	14.873785

(F)	INTANGIBLE ASSETS

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable, and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy N).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Supply and distribution rights

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory. Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination. Amortization related to supply and distribution rights is included within sales and marketing expenses.

Brands

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

Software

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred. Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

Other intangible assets

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

Amortization

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company have a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized generally over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy N).

Gains and losses on sale

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(G)	BUSINESS COMBINATIONS

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(H)	GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy N). Goodwill is expressed in the currency of the subsidiary to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred.

(I)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy N). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g., nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Subsequent expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years
Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years
Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 - 10 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

Gains and losses on sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(J)	LEASES

The company as lessee

The company assesses whether a contract is or contains a lease at inception of a contract. The company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in cash flow from operating activities.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the company uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the company is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the income statement in the period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a renewal and/or purchase option. The corresponding adjustment is made to the related right-of-use asset.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies I and N).

The lease liability is presented in the ‘Interest-bearing loans and borrowings’ line and the right-of-use assets are presented in the ‘Property, plant and equipment’ line in the consolidated statement of financial position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the consolidated cash flow statement.

The company as lessor

Leases where the company transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. Leases of assets under which all the risks and rewards of ownership are substantially retained by the company are classified as operating leases. Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

(K)	INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(L)	TRADE AND OTHER RECEIVABLES

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered.

Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

(M)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(N)	IMPAIRMENT

The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Reversal of impairment losses

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(O)	FAIR VALUE MEASUREMENT

A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: inputs are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The company applies fair value measurement to the instruments listed below.

Derivatives

The fair value of exchange traded derivatives (e.g., exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g., the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques.

Debt securities

This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant.

Equity securities designated as at FVOCI

Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method.

Non-derivative financial liabilities

The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate.

(P)	SHARE CAPITAL

Repurchase of share capital

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares. The difference between the carrying value of the treasury shares issued to employees and their fair value is recognized in retained earnings.

Dividends

Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

Share issuance costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(Q)	PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities related to indirect taxes, and alcohol industry litigation matters.

(R)	PENSION AND SIMILAR OBLIGATIONS

Post-employment benefits

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the statement of financial position are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

Other post-employment obligations

Some of AB InBev’s companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

Termination benefits

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring.

Bonuses

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned.

(S)	SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using a binomial Hall model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the options granted is expensed over the vesting period based on the expected number of options that will vest. When the options are exercised, equity is increased by the amount of the proceeds received.

(T)	INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(U)	TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(V)	INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The company presents income tax provisions in income tax liabilities. Assets and liabilities for uncertain tax treatments are presented as current tax assets/liabilities or deferred tax assets/liabilities.

(W)	INCOME RECOGNITION

Goods sold

Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

•	Identification of the contracts with a customer

•	Identification of the performance obligations in the contracts

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contracts

•	Revenue recognition when performance obligations are satisfied

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

Royalty income

The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Government grants

A government grant is recognized in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset.

Finance income

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Y).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

Dividend income

Dividend income is recognized in the income statement on the date that the dividend is declared.

(X)	EXPENSES

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Y).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy T). The interest expense component of lease payments is also recognized in the income statement (in accretion expense) using the effective interest rate method.

Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy F).

Purchasing, receiving and warehousing costs

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Y)	FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes.

Classification and measurement

Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the company’s financial assets is as follows:

•

Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss.

•

Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss.

•

Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: these instruments are undertakings in which the company does not have significant influence or control and is generally evidenced by ownership of less than 20% of the voting rights. The company designates these investments on an instrument-by-instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. Investments in unquoted companies are subsequently measured at cost, when appropriate. These investments are non-monetary items and gains or losses presented in the other comprehensive income include any related foreign exchange component. Dividends received are recognized in the profit or loss. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss.

•

Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests.

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation.

At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument.

For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either parties to the derivative contract.

Cash flow hedge accounting

Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument).

When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized.

For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g., when the variable interest expense is recognized).

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately.

Any ineffectiveness is recognized immediately in profit or loss.

Fair value hedge accounting

When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation.

Net investment hedge accounting

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss.

Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Derecognition

A financial asset is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

(Z)	SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has six operating segments.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s five geographic regions are North America, Middle Americas, South America, EMEA and Asia Pacific.

The aggregation criteria applied are based on similarities in the economic indicators (e.g., margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g., Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(AA)	NON-UNDERLYING ITEMS

Non-underlying items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-underlying items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(BB)	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(CC)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2022.

A number of amendments to standards are effective for annual periods beginning after 1 January 2023 and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements.

4.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each reporting date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to accounting for the impact of the conflict between Russia and Ukraine on the company’s results as discussed below.

CONFLICT BETWEEN RUSSIA AND UKRAINE

Management considered the impact of the conflict between Russia and Ukraine on the basis of preparation of these consolidated financial statements. On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which it holds a 50% non-controlling stake and which the company does not consolidate. On 22 April 2022, the company announced its decision to sell its non-controlling interest in AB InBev Efes and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. During the year ended 31 December 2022, the company derecognized its investment in AB InBev Efes and reported a (1 143)m US dollar non-cash impairment charge in non-underlying share of results of associates. (Refer to Note 8 Non-underlying items and Note 16 Investments in associates). As of 31 December 2022, the investment has been classified as non-current asset held for sale.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Volume	103	107	148	141	164	157	91	87	89	88	1	2	595	582
Revenue	16 566	16 257	14 180	12 541	11 599	9 494	8 120	8 032	6 532	6 848	790	1 133	57 786	54 304
Normalized EBITDA	6 057	6 131	6 564	6 126	3 511	3 125	2 612	2 598	2 104	2 321	(1 004)	(1 093)	19 843	19 209
Normalized EBITDA margin %	36.6%	37.7%	46.3%	48.8%	30.3%	32.9%	32.2%	32.4%	32.2%	33.9%	-	-	34.3%	35.4%
Depreciation, amortization and impairment	(748)	(782)	(1 326)	(1 138)	(873)	(760)	(1 066)	(1 014)	(671)	(712)	(392)	(364)	(5 075)	(4 771)
Normalized profit from operations	5 309	5 349	5 238	4 988	2 638	2 365	1 546	1 584	1 433	1 609	(1 396)	(1 457)	14 768	14 438
Non-underlying items (including non-underlying impairment)	(89)	(239)	(19)	(100)	(18)	(60)	(68)	(112)	(2)	(40)	(55)	(63)	(251)	(614)
Profit from operations	5 220	5 110	5 219	4 888	2 620	2 305	1 478	1 472	1 431	1 569	(1 451)	(1 520)	14 517	13 824
Net finance income/(cost)													(4 148)	(5 609)
Share of results of associates													299	248
Non-underlying share of results of associates													(1 143)	-
Income tax expense													(1 928)	(2 350)
Profit													7 597	6 114

Segment assets (non-current)	63 379	63 722	66 262	67 516	14 297	12 917	30 918	34 098	12 397	13 453	2 505	1 973	189 757	193 678
Gross capex	695	868	1 319	1 307	1 001	1 154	1 011	1 051	496	605	638	655	5 160	5 640
FTE	20 040	19 691	52 355	51 969	42 028	42 209	21 306	22 215	24 331	26 095	6 572	7 160	166 632	169 339

For the year ended 31 December 2022, net revenue from the beer business amounted to 51 544m US dollar (2021: 49 333m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 6 242m US dollar (2021: 4 971m US dollar). Additionally, for 2022, net revenue from the company’s business in the United States amounted to 14 580m US dollar (2021: 14 259m US dollar) and net revenue from the company’s business in Brazil amounted to 8 256m US dollar (2021: 6 500m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 632m US dollar (2021: 623m US dollar) and non-current assets located in the country of domicile represented 2 533m US dollar (2021: 2 457m US dollar).

6.	Acquisitions and disposals of subsidiaries

The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the year ended 31 December 2022 and 31 December 2021, with no significant impact in the consolidated financial statements.

7.	Other operating income/(expenses)

Million US dollar	2022	2021

Brazilian tax credits	201	226
Government grants	311	322
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	82	65
License income	27	25
Net rental and other operating income	220	167
Other operating income/(expenses)	841	805

In 2022, Ambev, a subsidiary of AB InBev, recognized 201m US dollar income (2021: 226m US dollar) in Other operating income related to tax credits. Additionally, in 2022 Ambev recognized 168m US dollar (2021: 118m US dollar) of interest income on tax credits in Finance income (refer to Note 11 Finance cost and income).

The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

8.	Non-underlying items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 Segment Reporting.

The non-underlying items included in the income statement are as follows:

For the year ended 31 December Million US dollar	2022	2021

COVID-19 costs	(18)	(105)
Restructuring	(110)	(172)
Business and asset disposal (including impairment losses)	(71)	(247)
AB InBev Efes related costs	(51)	-
Acquisition costs business combinations	(1)	(17)
Zenzele Kabili costs	-	(72)
Impact on profit from operations	(251)	(614)

Non-underlying net finance income/(cost)	498	(806)
Non-underlying share of results of associates	(1 143)	-
Non-underlying taxes	399	346
Non-underlying non-controlling interest	13	20
Net impact on profit	(484)	(1 054)

COVID-19 costs amount to (18)m US dollar for the year ended 31 December 2022 (2021: (105)m US dollar). These expenses mainly comprise costs related to personal protection equipment for the company’s employees and other costs incurred as a direct consequence of the COVID-19 pandemic.

The non-underlying restructuring charges for 2022 total (110)m US dollar (2021: (172)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) amount to (71)m US dollar for 2022 mainly comprising impairment of intangible assets and other non-core assets sold in the period. Business and asset disposals (including impairment losses) amounted to (247)m US dollar for 2021, mainly comprising (258)m US dollar of non-cash impairment charge associated with Bedford Systems, a joint venture with Keurig Dr. Pepper, following the announcement of the cessation of the business in December 2021, that was partially offset with gains incurred in relation to disposals completed in the first half of 2021.

AB InBev Efes related costs of (51)m US dollar for 2022 relate to the discontinuation of exports to Russia and the forfeiting of company benefits from the operations of the associate.

In May 2021, the company set up a new broad-based black economic empowerment (“B-BBEE”) scheme (the “Zenzele Kabili scheme”) and reported (72)m US dollar in non-underlying items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme. For more details, refer to Note 21 Changes in equity and earnings per share.

The company incurred a non-underlying net finance income of 498m US dollar for 2022 (2021: net finance cost of (806)m US dollar) – see Note 11 Finance cost and income.

During 2022, the company recorded an impairment of (1 143)m US dollar on its investment in AB InBev Efes - see Note 4 Use of estimates and judgments and Note 16 Investments in associates.

All the amounts referenced above are before income taxes. The non-underlying income taxes amounted to 399m US dollar (decrease of income taxes) for 2022 (2021: decrease of income taxes by 346m US dollar). The non-underlying income taxes for the year ended 31 December 2022 are mainly driven by a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized (350m US dollar).

Non-controlling interest on the non-underlying items amounts to 13m US dollar for 2022 (2021: 20m US dollar).

9.	Payroll and related benefits

Million US dollar	2022	2021

Wages and salaries	(4 621)	(4 734)
Social security contributions	(749)	(670)
Other personnel cost	(687)	(706)
Share-based payment expense	(448)	(510)
Pension expense for defined benefit plans	(154)	(176)
Pension expense for defined contribution plans	(164)	(147)
Payroll and related benefits	(6 822)	(6 944)

The number of full-time equivalents can be split as follows:

	2022	2021

AB InBev NV/SA (parent company)	241	214
Other subsidiaries	166 391	169 125
Total number of FTE	166 632	169 339

10.	Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2022 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill, tangible and intangible assets

Cost of sales	3 008	78	36	-
Distribution expenses	162	13	233	-
Sales and marketing expenses	298	152	236	-
Administrative expenses	299	416	124	-
Other operating expenses	19	-	-	-
Non-underlying items	-	-	-	4
Depreciation, amortization and impairment	3 786	659	629	4

Depreciation, amortization and impairment charges are included in the following line items of the 2021 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill, tangible and intangible assets

Cost of sales	2 782	91	39	-
Distribution expenses	136	10	176	-
Sales and marketing expenses	319	223	249	-
Administrative expenses	306	327	110	-
Other operating expenses	3	-	-	-
Non-underlying items	-	-	-	281
Depreciation, amortization and impairment	3 546	651	574	281

11.	Finance cost and income

Finance cost and income included in the income statement are as follows:

	2022			2021¹

Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net

Interest income/(expense)	(3 588)	294	(3 294)	(3 674)	113	(3 560)
Net interest on net defined benefit liabilities	(73)	-	(73)	(73)	-	(73)
Accretion expense	(782)	-	(782)	(593)	-	(593)
Mark-to-market	-	331	331	(23)	-	(23)
Net interest income on Brazilian tax credits	-	168	168	-	118	118
Other financial results	(1 349)	352	(997)	(871)	200	(671)
Finance income/(cost) excluding non-underlying items	(5 792)	1 146	(4 646)	(5 234)	431	(4 803)
Non-underlying finance income/(cost)	(255)	753	498	(806)	-	(806)
Finance income/(cost)	(6 047)	1 898	(4 148)	(6 040)	431	(5 609)

Net finance costs, excluding non-underlying items, were 4 646m US dollar in 2022 compared to 4 803m US dollar in 2021. The decrease was predominantly due to a mark-to-market gain on derivatives related to the hedging of share-based payment programs of 331m US dollar in 2022, compared to a loss of 23m US dollar in 2021, resulting in a change of 354m US dollar.

In 2022, accretion expense includes interest on lease liabilities of 130m US dollar (2021: 123m US dollar), unwind of discounts of 499m US dollar on payables (2021: 349m US dollar), bond fees of 64m US dollar (2021: 67m US dollar) and interest on provisions of 89m US dollar (2021: 54m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments.

In 2022, Ambev, a subsidiary of AB InBev, recognized 201m US dollar income in Other operating income (refer to Note 7 Other operating income/(expenses)) related to tax credits (2021: 226m US dollar). Additionally, in 2022, Ambev recognized 168m US dollar interest income on Brazilian tax credits in Finance income (2021: 118m US dollar).

Other financial results for 2022 and 2021 include:

	2022			2021¹

Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net

Net foreign exchange gains/(losses)	(363)	-	(363)	(101)	-	(101)
Net gains/(losses) on hedging instruments	(747)	-	(747)	(562)	-	(562)
Hyperinflation monetary adjustments	-	286	286	-	152	152
Other financial income/(cost), including bank fees and taxes	(239)	66	(173)	(208)	48	(160)
Other financial results	(1 349)	352	(997)	(871)	200	(671)

1 Amended to conform to 2022 presentation.

For further information on instruments hedging AB InBev’s foreign exchange risk, see Note 27 Risks arising from financial instruments.

Non-underlying finance income/(cost) for 2022 and 2021 includes:

•

274m US dollar gain resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB (2021: (25)m US dollar loss);

•	246m US dollar gain resulting from the redemption of certain bonds (2021:(741)m US dollar loss);

•	(22)m US dollar loss related to the remeasurement of deferred considerations on prior year acquisitions (2021: (19)m US dollar loss);

•	In 2021, (22)m US dollar loss from impairment of receivables against Delta Corporation Ltd (Delta), a Zimbabwean associate, as a result of hyperinflation.

The interest income stems from the following financial assets:

Million US dollar	2022	2021

Cash and cash equivalents	235	85
Investments in debt securities held for trading	39	16
Other loans and receivables	21	12
Total	294	113

The interest income on other loans and receivables includes the interest accrued on cash deposited as guarantees for certain legal proceedings pending their resolution. No interest income was recognized on impaired financial assets.

12.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2022	2021¹

Current year	(2 785)	(2 857)
(Underprovided)/overprovided in prior years	157	159
Current tax expense	(2 628)	(2 698)

Origination and reversal of temporary differences	829	632
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(128)	(284)
Deferred tax (expense)/income	701	348

Total income tax expense in the income statement	(1 928)	(2 350)

1 Amended to conform to 2022 presentation.

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2022	2021¹

Profit/(loss) before tax	9 524	8 463
Deduct share of results of associates	299	248
Deduct non-underlying share of results of associates	(1 143)	-
Profit before tax and before share of results of associates	10 369	8 215

Adjustments to the tax basis
Government incentives	(713)	(543)
Non-deductible/(non-taxable) mark-to-market on derivatives	(606)	48
Other expenses not deductible for tax purposes	1 590	1 979
Other non-taxable income	(576)	(476)

Adjusted tax basis	10 065	9 223

Aggregate weighted nominal tax rate	26.7%	26.7%

Tax at aggregated nominal tax rate	(2 691)	(2 463)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(128)	(284)
(Underprovided)/overprovided in prior years	157	159
Deductions from interest on equity	790	469
Deductions from goodwill and other tax deductions	473	226
Change in tax rate	48	(147)
Withholding taxes	(436)	(485)
Other tax adjustments	(140)	175

Total tax expense	(1 928)	(2 350)

Effective tax rate	18.6%	28.6%

The total income tax expense for 2022 amounts to 1 928m US dollar compared to 2 350m US dollar for 2021. The effective tax rate is 18.6% for 2022 compared to 28.6% for 2021.

The 2022 effective tax rate is positively impacted by non-taxable gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2021 effective tax rate was negatively impacted by non-deductible losses from these derivatives. In addition, the 2022 effective tax rate was positively impacted by higher distribution of interest on shareholders’ equity from Brazil and lower non-deductible costs. The 2022 effective tax rate includes 350m US dollar benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized (refer to Note 8 Non-underlying items).

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for 2022 is 23.0% (2021: 28.0%). The normalized effective tax rate excluding mark-to-market gains or losses on derivatives related to the hedging of share-based payment programs for 2022 is 23.8% (2021: 27.9%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

1 Amended to conform to 2022 presentation.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2022	2021

Re-measurements of post-employment benefits	(126)	(123)
Exchange differences, cash flow and net investment hedges	(51)	(45)
Income tax (losses)/gains	(177)	(167)

13.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2022	31 December 2021

Property, plant and equipment owned	24 245	24 459
Property, plant and equipment leased (right-of-use assets)	2 426	2 219
Total property, plant and equipment	26 671	26 678

	31 December 2022				31 December 2021
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 374	35 906	2 462	50 742	48 993
Effect of movements in foreign exchange	(208)	(729)	(46)	(983)	(1 616)
Acquisitions	27	1 340	2 912	4 279	4 739
Acquisitions through business combinations	-	-	-	-	2
Disposals through sale and derecognition	(154)	(1 667)	(1)	(1 822)	(1 301)
Disposals through the sale of subsidiaries	(1)	(12)	-	(13)	(51)
Transfer (to)/from other asset categories and other movements¹	554	2 634	(3 122)	66	(23)
Balance at end of the period	12 591	37 473	2 205	52 269	50 742

Depreciation and impairment losses
Balance at end of previous year	(4 292)	(21 992)	-	(26 284)	(24 802)
Effect of movements in foreign exchange	82	425	-	507	813
Depreciation	(423)	(3 106)	-	(3 530)	(3 384)
Disposals through sale and derecognition	66	1 565	-	1 631	1 168
Disposals through the sale of subsidiaries	-	8	-	8	46
Impairment losses	(3)	(168)	-	(172)	(182)
Transfer to/(from) other asset categories and other movements¹	(14)	(172)	-	(186)	57
Balance at end of the period	(4 584)	(23 440)	-	(28 024)	(26 284)

Carrying amount
at 31 December 2021	8 082	13 915	2 462	24 459	24 459
at 31 December 2022	8 007	14 033	2 205	24 245	-

As at 2022 and 2021 there were no significant restrictions on title on property, plant and equipment.

Contractual commitments to purchase property, plant and equipment amounted to 538m US dollar as at 31 December 2022 compared to 449m US dollar as at 31 December 2021.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 838m US dollar in 2022 compared to 5 498m US dollar for the same period last year. Out of the total 2022 capital expenditures approximately 36% was used to improve the company’s production facilities while 45% was used for logistics and commercial investments and 20% for improving administrative capabilities and for the purchase of hardware and software.

1 The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2022
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 640	786	2 426
Depreciation for the period ended 31 December	(398)	(230)	(628)

	2021
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 696	523	2 219
Depreciation for the year ended 31 December	(373)	(201)	(574)

Additions to right-of-use assets in 2022 were 885m US dollar (2021: 674m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. In 2022, 108m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2021: 112m US dollar). As at 31 December 2022, the undiscounted lease payments of the non-cancelable lease payments are expected to be received as follows: 92m US dollar in the next 12 months, 253m US dollar in the years 2 through 5 and 53m US dollar after 5 years.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

14.	Goodwill

Million US dollar	31 December 2022	31 December 2021

Acquisition cost
Balance at end of previous year	118 461	123 702
Effect of movements in foreign exchange	(3 147)	(5 456)
Disposals through the sale of subsidiaries	(32)	-
Transfers (to)/from other asset categories	(68)	18
Hyperinflation monetary adjustments	328	196
Balance at end of the period	115 541	118 461

Impairment losses
Balance at end of previous year	(2 665)	(2 731)
Effect of movements in foreign exchange	134	66
Balance at end of the period	(2 531)	(2 665)

Carrying amount
Balance at end of the period	113 010	115 796

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2022	31 December 2021

United States	33 578	33 607
Rest of North America	1 981	2 114
Mexico	12 823	12 062
Colombia	12 692	15 344
Rest of Middle Americas	23 242	22 769
Brazil	3 508	3 280
Rest of South America	1 249	1 173
Europe	2 081	2 244
South Africa	9 551	10 231
Rest of Africa	5 131	5 287
China	3 119	3 387
Rest of Asia Pacific	3 505	3 717
Global Export and Holding Companies	549	582
Total carrying amount of goodwill	113 010	115 796

Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2022, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

2022 impairment testing

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist, including the rate of recovery of the countries following the COVID-19 pandemic, that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.

The company performed its annual goodwill impairment test at cash-generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.

The company’s impairment testing methodology is in accordance with IAS 36 Impairment of Assets, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific cash-generating units.

Key assumptions

The key judgments, estimates and assumptions used in the discounted cash flow calculations were generally as follows:

•

Cash flows are based on AB InBev’s 1-year and 10-year plan as approved by key management. The plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

Cash flows after the first 10-year plan are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%.

The WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	31 December 2022	31 December 2021

Colombia	8%	6%
Rest of Middle Americas	9%	10%
South Africa	9%	8%
Rest of Africa	15%	10%
Rest of Asia Pacific	7%	6%

Sensitivity to change in key assumptions

During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to EBITDA multiple.

In the sensitivity analysis performed by management during the annual impairment testing in 2022, an adverse change of 1% in WACC or terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

15.	Intangible assets

	31 December 2022					31 December 2021
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	38 409	2 832	3 437	337	45 015	45 885
Effect of movements in foreign exchange	(568)	(22)	(114)	(47)	(751)	(1 289)
Acquisitions and expenditures	11	221	497	249	978	760
Disposals through sale and derecognition	(93)	(1 058)	(272)	(15)	(1 437)	(98)
Disposals through the sale of subsidiaries	-	-	-	-	-	(3)
Transfer (to)/from other asset categories and other movements¹	(19)	53	502	(171)	365	(240)
Balance at end of period	37 741	2 026	4 050	354	44 170	45 015

Amortization and impairment losses
Balance at end of previous year	(89)	(2 082)	(2 381)	(33)	(4 585)	(4 358)
Effect of movements in foreign exchange	1	18	77	4	100	192
Amortization	-	(141)	(479)	(27)	(647)	(644)
Impairment	-	-	(3)	(1)	(4)	(176)
Disposals through sale and derecognition	-	1 058	271	10	1 339	73
Disposals through the sale of subsidiaries	-	-	-	-	-	3
Transfer to/(from) other asset categories and other movements¹	-	(100)	(62)	(2)	(164)	326
Balance at end of period	(88)	(1 247)	(2 577)	(49)	(3 961)	(4 585)

Carrying value
at 31 December 2021	38 320	750	1 056	304	40 430	40 430
at 31 December 2022	37 652	779	1 473	305	40 209

In 2022, the company recognized (4)m US dollar impairment on intangibles compared to (176)m US dollar in 2021 when the company recognized an impairment following the cessation of the activities of Bedford Systems, a 70%-owned subsidiary of the company and joint venture with Keurig Dr. Pepper. Please refer to Note 8 Non-underlying items.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14 Goodwill.

As at 31 December 2022, the carrying amount of the intangible assets amounted to 40 209m US dollar (31 December 2021: 40 430m US dollar) of which 37 652m US dollar was assigned an indefinite useful life (31 December 2021: 38 320m US dollar) and 2 557m US dollar a finite life (31 December 2021: 2 110m US dollar).

Million US dollar Cash-generating unit	2022	2021

United States	21 979	22 129
Rest of North America	40	42
Mexico	3 166	2 977
Colombia	2 374	2 870
Rest of Middle Americas	3 531	3 432
Rest of South America	767	724
Europe	423	452
South Africa	2 847	3 029
Rest of Africa	1 072	1 112
China	405	440
Rest of Asia Pacific	1 048	1 113
Total carrying amount of intangible assets with indefinite useful lives	37 652	38 320

In 2022, the company expensed 268m US dollar in research, compared to 298m US dollar in 2021. The spend focused on product innovations, market research, as well as process optimization and product development.

16.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2022			2021
Million US dollar	AB InBev Efes	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes

Balance at 1 January	1 143	3 400	201	1 135	3 566	391
Effect of movements in foreign exchange	-	(172)	(57)	-	(246)	(159)
Dividends received	-	(87)	(14)	-	(36)	(67)
Share of results of associates	-	152	41	7	116	35
Non-underlying share of results of associates	(1 143)	-	-	-	-	-
Balance at 31 December	-	3 293	171	1 143	3 400	201

Summarized financial information of the company’s material associates is as follows:

	2022		2021
Million US dollar	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes

Current assets	3 399	2 973	385	3 016	1 500
Non-current assets	3 679	4 654	624	3 923	3 157
Current liabilities	(1 803)	(2 581)	(693)	(1 774)	(1 259)
Non-current liabilities	(439)	(1 767)	(42)	(499)	(1 218)
Non-controlling interests	(564)	(1 789)	-	(543)	(1 128)
Net assets¹	4 272	1 490	274	4 124	1 053

Revenue	4 942	4 222	1 393	5 017	3 781
Profit (loss)	767	287	1	741	275
Other comprehensive income (loss)	74	1 503	-	(295)	241
Total comprehensive income (loss)	841	1 790	1	447	516

1 The net assets are converted at the respective closing rates of December.

In 2022, the company reported a (1 143)m US dollar non-underlying share of results of associates related to its investment in AB InBev Efes (for more details refer to Note 4 Use of estimates and judgments and Note 8 Non-underlying items). As of 31 December 2022, the investment has been classified as non-current asset held for sale.

In 2022, associates that are not individually material contributed 106m US dollar to the results of investment in associates (31 December 2021: 90m US dollar).

Following the entry of Turkey in a hyperinflation economy in 2022, the company accounted for the share of result of its Turkish associate Anadolu Efes at the December closing rate (18.718236 Turkish lira per US dollar) instead of the average rate.

Additional information related to the significant associates is presented in Note 33 AB InBev Companies.

17.	Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2022			2021
Million US dollar	Assets	Liabilities	Net	Assets	Liabilities	Net

Property, plant and equipment	191	(2 071)	(1 880)	91	(2 113)	(2 023)
Intangible assets	89	(9 582)	(9 492)	60	(9 796)	(9 736)
Inventories	102	(90)	12	88	(66)	22
Trade and other receivables	51	-	51	48	-	48
Interest-bearing loans and borrowings	852	(657)	195	905	(628)	277
Employee benefits	433	(9)	423	577	(8)	569
Provisions	533	(56)	477	511	(19)	492
Derivatives	51	(61)	(10)	11	(118)	(107)
Other items	532	(1 166)	(634)	407	(1 198)	(792)
Loss carry forwards	1 341	-	1 341	1 015	-	1 015
Gross deferred tax assets/(liabilities)	4 175	(13 693)	(9 518)	3 713	(13 947)	(10 235)

Netting by taxable entity	(1 874)	1 874	-	(1 743)	1 743	-

Net deferred tax assets/(liabilities)	2 300	(11 817)	(9 518)	1 969	(12 204)	(10 235)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2022	2021

Balance at 1 January	(10 235)	(10 607)
Recognized in profit or loss	701	348
Recognized in other comprehensive income	(177)	(166)
Other movements and effect of changes in foreign exchange rates	193	190
Balance at 31 December	(9 518)	(10 235)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 6.4 billion US dollar as of 31 December 2022.

As of 31 December 2022, deferred taxes of 11.0 billion US dollar (31 December 2021: 6.9 billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount to 44.5 billion US dollar compared to 27.9 billion US dollar as of 31 December 2021 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 42.7 billion US dollar of these tax attributes do not have an expiration date, 0.1 billion US dollar, 0.2 billion US dollar and 0.2 billion US dollar expire within respectively 1, 2 and 3 years, while 1.4 billion US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because these are either contingent assets or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

18.	Inventories

Million US dollar	31 December 2022	31 December 2021

Prepayments	87	115
Raw materials and consumables	3 851	3 072
Work in progress	529	451
Finished goods	1 837	1 537
Goods purchased for resale	308	224
Inventories	6 612	5 399

Inventories other than work in progress
Inventories stated at net realizable value	395	368

The cost of inventories recognized as an expense in 2022 amounts to 26 305m US dollar, included in cost of sales (2021: 23 097m US dollar). Impairment losses on inventories recognized in 2022 amount to 148m US dollar (2021: 91m US dollar).

19.	Trade and other receivables

Million US dollar	31 December 2022	31 December 2021

Cash deposits for guarantees	189	168
Loans to customers	10	17
Tax receivable, other than income tax	137	116
Brazilian tax credits and interest receivables	1 149	960
Trade and other receivables	298	319
Non-current trade and other receivables	1 782	1 580

Trade receivables and accrued income	3 637	3 465
Interest receivables	67	18
Tax receivable, other than income tax	444	593
Loans to customers	71	99
Prepaid expenses	410	350
Other receivables	702	521
Current trade and other receivables	5 330	5 046

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2022, the total amount of such credits and interest receivables represented 1 149m US dollar (31 December 2021: 960m US dollar). Refer to Note 11 Finance cost and income for more details.

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2022 and 2021 respectively:

	Net carrying amount as of 31 December 2022	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 637	3 418	151	41	24	4
Loans to customers	81	78	1	1	1	-
Interest receivable	67	67	-	-	-	-
Other receivables	702	684	11	4	3	-
	4 487	4 247	162	46	28	4

	Net carrying amount as of 31 December 2021	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 465	3 223	164	62	11	5
Loans to customers	117	83	2	2	31	-
Interest receivable	18	18	-	-	-	-
Other receivables	521	513	2	1	2	3
	4 120	3 836	167	65	44	8

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the year ended 31 December 2022 amount to 38m US dollar (2021: 36m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27 Risks arising from financial instruments.

20.	Cash and cash equivalents and investment securities

Million US dollar	31 December 2022	31 December 2021

Short-term bank deposits	4 685	6 542
Cash and bank accounts	5 288	4 505
Treasury Bills	-	1 050
Cash and cash equivalents	9 973	12 097
.
Bank overdrafts	(83)	(53)
Cash and cash equivalents in the statement of cash flows	9 890	12 043

The company’s investment in Treasury Bills as at 31 December 2021 was to facilitate liquidity and for capital preservation.

The cash outstanding as at 31 December 2022 includes restricted cash for an amount of 73m US dollar (31 December 2021: 78m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (72m US dollar).

Investment securities

Million US dollar	31 December 2022	31 December 2021

Investment in unquoted companies	149	139
Investment on debt securities	26	22
Non-current investments	175	161

Investment on debt securities	97	374
Current investments	97	374

As at 31 December 2022, current debt securities of 97m US dollar mainly represented investments in government bonds (31 December 2021: 374m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

21.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2022:

Issued capital
Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 737
Restricted shares	282

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	38.2	(3 994)	(4 366)
Changes during the period	(2.8)	289	(193)
At the end of the current period	35.5	(3 706)	(4 559)

As at 31 December 2022, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 35 455 836 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 050 690 restricted shares (31 December 2021: 282 107 042). As at 31 December 2022, the total of authorized, unissued capital amounts to 37 million euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2022, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

ZENZELE SCHEMES IN SOUTH AFRICA

Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment (B-BBEE) scheme, which provided opportunities for black South Africans, including employees (through the SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and the SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020. As part of the combination with SAB in 2016, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme.

Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 outbreak, the remaining settlement (22,6%) was postponed and was performed on 28 May 2021, when the new scheme, Zenzele Kabili was created. 5.1 million AB InBev Treasury shares were used in 2021 for the settlement of part of the prior and the new B-BBEE schemes (based on the AB InBev share price and the ZAR Euro exchange rate as at 24 May 20211). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the year-ended 31 December 2021 is reported in non-underlying items (Refer to Note 8 Non-underlying items).

CHANGES IN OWNERSHIP INTERESTS

In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2022, there were no significant purchases or disposals of non-controlling interests in subsidiaries.

ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES

During 2022, the company has not acquired any treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.

Treasury shares

As at 31 December 2022, the group owned 35 455 836 own shares of which 34 817 843 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 2022 represented 26 539 776 US dollar (21 628 060 euro) of the subscribed capital.

Borrowed shares

In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2022, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company will pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 1 March 2023, a dividend of 0.75 euro per share or 1 508m euro was proposed by the Board of Directors and will be subject to approval at the shareholders’ meeting on 26 April 2023.

On 27 April 2022, a dividend of 0.50 euro per share or 1 004m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2022.

On 28 April 2021, a dividend of 0.50 euro per share or 1 003m euro was approved at the shareholders’ meeting. The dividend was paid out as of 6 May 2021.

1 Considering the closing share price of 62.26 euro per share as at 24 May 2021 and ZAR per Euro exchange rate of 17.0064 as at 24 May 2021.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

Dividends payable to AB InBev by its operating subsidiaries are subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2022, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
.
As per 1 January 2022	(33 554)	481	(1 504)	(34 577)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(1 123)	-	-	(1 123)
Cash flow hedges	-	(336)	-	(336)
Re-measurements of post-employment benefits	-	-	483	483
Other comprehensive income/(loss)	(1 123)	(336)	483	(976)
As per 31 December 2022	(34 677)	145	(1 021)	(35 553)

The increase in translation reserves is primarily related to the combined effect of the weakening of the closing rates of the Argentinean peso, the Chinese yuan, the Colombian peso and the South Africa rand, partially offset by the weakening of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment of 1 123m US dollar as of 31 December 2022 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
.
As per 1 January 2021	(29 234)	376	(1 983)	(30 841)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 320)	-	-	(4 320)
Cash flow hedges	-	105	-	105
Re-measurements of post-employment benefits	-	-	479	479
Other comprehensive income/(loss)	(4 320)	105	479	(3 736)
As per 31 December 2021	(33 554)	481	(1 504)	(34 577)

EARNINGS PER SHARE

The calculation of basic earnings per share for 2022 is based on the profit attributable to equity holders of AB InBev of 5 969m US dollar (2021: 4 670m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2022	2021
.
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 981	1 972
Effect of stock lending	30	30
Effect of delivery of treasury shares	2	4
Weighted average number of ordinary and restricted shares at 31 December	2 013	2 007

The calculation of diluted earnings per share for 2022 is based on the profit attributable to equity holders of AB InBev of 5 969m US dollar (2021: 4 670m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2022	2021
.
Weighted average number of ordinary and restricted shares at 31 December	2 013	2 007
Effect of share options, warrants and restricted stock units	37	38
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 050	2 045

The calculation of earnings per share before non-underlying items is based on the profit before non-underlying items, attributable to equity holders of AB InBev. The calculation of the Underlying EPS is based on the profit before non-underlying items, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2022	2021¹
.
Profit attributable to equity holders of AB InBev	5 969	4 670
Net impact of non-underlying items on profit (refer to Note 8)	484	1 054
Profit before non-underlying items, attributable to equity holders of AB InBev	6 454	5 723
Mark-to-market losses/(gains) on derivatives related to the hedging of share-based payment programs (refer to Note 11)	(331)	23
Hyperinflation impacts	(30)	28
Underlying profit	6 093	5 774

The table below sets out the EPS calculation:

Million US dollar	2022	2021
.
Profit attributable to equity holders of AB InBev	5 969	4 670
Weighted average number of ordinary and restricted shares	2 013	2 007
Basic EPS	2.97	2.33
.
Profit before non-underlying items, attributable to equity holders of AB InBev	6 454	5 723
Weighted average number of ordinary and restricted shares	2 013	2 007
Basic EPS before non-underlying items	3.21	2.85
.
Underlying profit	6 093	5 774
Weighted average number of ordinary and restricted shares	2 013	2 007
Underlying EPS	3.03	2.88
.
Profit attributable to equity holders of AB InBev	5 969	4 670
Weighted average number of ordinary and restricted shares (diluted)	2 050	2 045
Diluted EPS	2.91	2.28
.
Profit before non-underlying items, attributable to equity holders of AB InBev	6 454	5 723
Weighted average number of ordinary and restricted shares (diluted)	2 050	2 045
Diluted EPS before non-underlying items	3.15	2.80

Earnings per share before non-underlying items and Underlying EPS are non-IFRS measures.

1 Amended to conform to 2022 presentation.

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS before non-underlying items, 51 million share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2022 (31 December 2021: 68 million share options).

22.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 27 Risks arising from financial instruments.

Million US dollar	31 December 2022	31 December 2021

Unsecured bond issues	76 798	85 433
Lease liabilities	1 963	1 830
Unsecured other loans	95	31
Secured bank loans	24	75
Non-current interest-bearing loans and borrowings	78 880	87 369

Lease liabilities	529	447
Secured bank loans	369	553
Unsecured bank loans	100	106
Unsecured other loans	30	9
Unsecured bond issues	-	293
Current interest-bearing loans and borrowings	1 029	1 408

Interest-bearing loans and borrowings	79 909	88 777

The current and non-current interest-bearing loans and borrowings amount to 79.9 billion US dollar as at 31 December 2022, compared to 88.8 billion US dollar as at 31 December 2021.

As at 31 December 2022, the company had no outstanding balance on commercial papers (31 December 2021: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

On 10 January 2022, Anheuser-Busch InBev SA/NV (“ABISA”) announced that its wholly-owned subsidiary Anheuser- Busch InBev Finance Inc. (“ABIFI”) exercised its option to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)

9 February 2022	ABIFI	3.650% Notes due 2026	USD	1 633	1 633
1 March 2022	ABIFI	4.915% Notes due 2046	USD	1 470	1 470

On 2 December 2022, the company completed the tender offers of twelve series of USD notes and two series of GBP notes for up to 3.5 billion US dollar aggregate purchase price. The company accepted the tender offers of eight series of notes issued by Anheuser-Busch InBev SA/NV (“ABISA”), Anheuser-Busch InBev Worldwide (“ABIWW”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 3.9 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
2 December 2022	ABISA	2.850% Notes due 2037	GBP	900	489	411
2 December 2022	ABISA	2.250% Notes due 2029	GBP	700	363	337
2 December 2022	ABIFI	4.000% Notes due 2043	USD	750	346	404
2 December 2022	ABIWW	3.750% Notes due 2042	USD	1 000	529	471
2 December 2022	ABIWW	4.600% Notes due 2060	USD	1 000	503	497
2 December 2022	ABIWW	4.500% Notes due 2050	USD	2 250	683	1 567
2 December 2022	ABIWW	4.750% Notes due 2058	USD	1 500	519	981
2 December 2022	ABIWW	4.600% Notes due 2048	USD	2 500	321	2 179

These tender offers were financed with cash.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

AB InBev’s net debt decreased to 69.7 billion US dollar as at 31 December 2022, from 76.2 billion US dollar as at 31 December 2021. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (6.1 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (2.4 billion US dollar) and foreign exchange impact on net debt (1.5 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	31 December 2022	31 December 2021

Non-current interest-bearing loans and borrowings	78 880	87 369
Current interest-bearing loans and borrowings	1 029	1 408
Interest-bearing loans and borrowings	79 909	88 777

Bank overdrafts	83	53
Cash and cash equivalents	(9 973)	(12 097)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(183)	(175)
Debt securities (included within Investment securities)	(123)	(396)
Net debt	69 713	76 162

Reconciliation of liabilities arising from financing activities

The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2022	87 369	1 408
Proceeds from borrowings	74	17
Payments on borrowings	(6 698)	(567)
Capitalization / (payment) of lease liabilities	794	(519)
Amortized cost	63	-
Unrealized foreign exchange effects	(1 776)	(6)
Current portion of long-term debt	(617)	617
(Gain)/Loss on bond redemption and other movements	(329)	79
Balance at 31 December 2022	78 880	1 029

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2021	95 478	3 081
Proceeds from borrowings	148	306
Payments on borrowings	(6 735)	(2 230)
Capitalization / (payment) of lease liabilities	697	(547)
Amortized cost	64	-
Unrealized foreign exchange effects	(2 149)	(88)
Current portion of long-term debt	(875)	875
(Gain)/Loss on bond redemption and other movements	741	10
Balance at 31 December 2021	87 369	1 408

23.	Pension and similar obligations

AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2022, contributions paid into defined contribution plans for the company amounted to 164m US dollar compared to 147m US dollar for 2021.

DEFINED BENEFIT PLANS

During 2022, the company contributed to 86 defined benefit plans, of which 64 are retirement or leaving service plans, 17 are medical cost plans and 5 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 115m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2022, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil.

The employee benefit net liability amounts to 1 523m US dollar as at 31 December 2022 compared to 2 256m US dollar as at 31 December 2021. In 2022, the fair value of the plan assets decreased by 1 574m US dollar and the defined benefit obligations decreased by 2 287m US dollar. The decrease in the employee benefit net liability is mainly driven by increases in the discount rates partially offset by unfavorable asset returns.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2022 and 2021:

Million US dollar	2022	2021
Present value of funded obligations	(4 604)	(6 791)
Fair value of plan assets	3 807	5 381
Present value of net obligations for funded plans	(797)	(1 410)
Present value of unfunded obligations	(587)	(687)
Present value of net obligations	(1 384)	(2 097)

Unrecognized asset	(43)	(32)
Net liability	(1 427)	(2 129)

Other long term employee benefits	(96)	(127)
Total employee benefits	(1 523)	(2 256)

Employee benefits amounts in the statement of financial position:
Liabilities	(1 534)	(2 261)
Assets	11	5
Net liability	(1 523)	(2 256)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2022	2021
Defined benefit obligation at 1 January	(7 478)	(8 496)
Current service costs	(69)	(80)
Interest cost	(229)	(212)
Past service gain/(cost)	-	(5)
Settlements	114	176
Benefits paid	549	553
Contribution by plan participants	(2)	(3)
Actuarial gains/(losses) – demographic assumptions	(2)	(41)
Actuarial gains/(losses) – financial assumptions	1 854	460
Experience adjustments	(116)	16
Exchange differences	243	154
Transfers and other movements	(55)	-
Defined benefit obligation at 31 December	(5 191)	(7 478)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.1 billion US dollar relating to active employees, 0.9 billion US dollar relating to deferred members and 3.2 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2022	2021
Fair value of plan assets at 1 January	5 381	5 649
Interest income	157	137
Administration costs	(17)	(19)
Return on plan assets exceeding interest income	(1 084)	197
Contributions by AB InBev	220	241
Contributions by plan participants	2	3
Benefits paid net of administration costs	(551)	(553)
Assets distributed on settlements	(112)	(172)
Exchange differences	(188)	(102)
Transfers and other movements	(2)	-
Fair value of plan assets at 31 December	3 807	5 381

Actual return on plans assets amounted to a loss of (927)m US dollar in 2022 compared to a gain of 334m US dollar in 2021.

The changes in the unrecognized asset are as follows:

Million US dollar	2022	2021
Irrecoverable surplus impact at 1 January	(32)	(31)
Interest expense	(3)	(2)
Changes excluding amounts included in interest expense	(8)	1
Irrecoverable surplus impact at 31 December	(43)	(32)

The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows:

Million US dollar	2022	2021
Current service costs	(66)	(80)
Administration costs	(17)	(19)
Past service cost due to plan amendments, curtailments or settlements	2	(2)
(Losses)/gains due to experience and demographic assumption changes	-	1
Profit from operations	(81)	(100)
Net finance cost	(73)	(76)
Total employee benefit expense	(154)	(176)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2022	2021
Cost of sales	(25)	(30)
Distribution expenses	(11)	(11)
Sales and marketing expenses	(17)	(24)
Administrative expenses	(28)	(34)
Other operating (expense)/income	-	(1)
Net finance cost	(73)	(76)
Total employee benefit expense	(154)	(176)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the reporting date are as follows:

	2022
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	5.5%	5.1%	9.5%	10.0%	4.9%	5.9%
Price inflation	2.5%	2.0%	3.5%	3.5%	3.2%	2.7%
Future salary increases	-	1.0%	4.5%-4.0%	7.1%-5.3%	-	4.0%
Future pension increases	-	2.0%	3.5%	3.5%	3.0%	2.7%
Medical cost trend rate	7.0%-4.5%	4.5%	-	7.1%	-	6.8%-6.1%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88

	2021
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	2.8%	2.9%	8.0%	8.7%	1.9%	3.2%
Price inflation	2.5%	2.0%	3.5%	3.3%	3.6%	2.7%
Future salary increases	-	1.0%	4.5%-4.0%	6.9%-5.0%	-	3.7%
Future pension increases	-	2.0%	3.5%	3.3%	3.2%	2.7%
Medical cost trend rate	5.3%-4.5%	4.5%	-	6.9%	-	5.9%-5.7%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation.

ASSET VOLATILITY

In general, the company’s funded plans are invested in a combination of equities, bonds and real estate, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

CHANGES IN BOND YIELDS

An increase in bond yields will decrease plan liabilities, although this will be partially offset by a decrease in the value of the plans’ bond holdings.

INFLATION RISK

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

LIFE EXPECTANCY

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

The weighted average duration of the defined benefit obligation in 2022 is 11.4 years (2021: 13.7 years). An increase in bond yields reduces the average duration.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2022
Million US dollar	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(271)	295
Price inflation	0.5%	94	(101)
Future salary increases	0.5%	20	(19)
Medical cost trend rate	1%	25	(22)
Mortality	One year	147	(149)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions, and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2022			2021
Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total

Government bonds	34%	-	34%	34%	-	34%
Corporate bonds	30%	-	30%	34%	-	34%
Equity instruments	24%	-	24%	24%	-	24%
Property	-	7%	7%	-	4%	4%
Insurance contracts and others	4%	1%	5%	2%	2%	4%
	91%	8%	100%	94%	6%	100%

AB InBev expects to contribute approximately 182m US dollar for its funded defined benefit plans and 69m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2023.

24.	Share-based payments

Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors”), and the various long-term incentive plan for executives (“LTI Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. These share-based payment programs relate to either AB InBev shares or American Depository Shares (ADSs) as underlying equity instruments.

All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

Share-based payment transactions resulted in a total expense of 448m US dollar for 2022, as compared to 510m US dollar for 2021, which included an amount of 72m US dollar that was reported in non-underlying items representing the IFRS 2 cost related to the Zenzele Kabili scheme. For more details, refer to Note 21 Changes in equity and earnings per share.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares, referred to as voluntary shares. The voluntary shares are entitled to dividends from the date of grant and are subject to a lock-up period of three years. They are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of restricted Stock Units (“RSUs”) (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares for each voluntary share invested up to a limited total percentage of each executive’s variable compensation. These matching shares are also delivered in the form of RSUs (Matching Shares). The RSUs relating to the Matching Shares and the Discounted Shares vest over a 3-year period and are subject to specific restrictions or forfeiture provisions in the event of termination of service.

During 2022, AB InBev issued 4.8m discounted and matching RSUs in relation to bonuses granted to company employees and management (2021: 0.2m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 293m US dollar (2021: 9m US dollar).

Restricted Stock Units Plan for Directors

The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after 5 years and, upon vesting, entitle their holders to one AB InBev share per RSU.

During 2022, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2021: 0.1m with an estimated fair value of 4m US dollar).

Annual LTI Plans for Executives

Subject to management’s assessment of the executive’s performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options.

•

Long-term Incentive RSUs: They cliff vest over a three-year period. Upon vesting, each RSU entitles its holder to acquire one share. During 2022, AB InBev issued 3.9m RSUs with an estimated fair value of 228m US dollar under this plan (2021: 2.8m RSUs with an estimated fair value of 155m under this plan). Out of these RSUs, 0.5m RSUs were granted to members of the Executive Committee (2021: 0.2m RSUs).

•

Long-term PSUs: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders is subject to a hurdle and cap. PSUs were granted for the first time in December 2022. 0.5m PSUs were granted to Executives with an estimated fair value of 39m US dollar. Out of these PSUs, 0.1m PSUs were granted to members of the Executive Committee.

•

Long-term Incentive stock options: They cliff vest over a five-year period and they have a maximum lifetime of 10 years and an exercise period that starts after five years. Upon exercise, each option entitles the option holder to purchase one share. During 2022 and 2021, no LTI stock options were granted to Executives.

Exceptional LTI Plans for Executives

RSUs, PSUs or stock options may be granted from time to time to members of the senior management of the company, who have made a significant contribution to the success of the company (achieving the growth agenda, specific acquisitions, etc.). Vesting of such RSUs, PSUs or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants.

During 2022 and 2021, no exceptional grants were made to Executives.

Other Recurring LTI RSU Plans for Executives

AB InBev has specific recurring long-term RSU incentive programs in place, including:

•

A base long-term RSUs program allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above under this program, RSUs can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2022, 0.7m RSUs with an estimated fair value of 44m US dollar were granted under this program (2021: 0.8m RSUs with an estimated fair value of 45m US dollar). No RSUs were granted to members of the Executive Committee in 2022 and 2021 under this program.

•

A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2022, employees received approximately 0.1m RSUs under this program representing a fair value of 7m US dollar (2021: 0.1m RSUs representing a fair value of 7m US dollar).

Performance related incentive plan for ZX Ventures

In 2016, the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of ZX Ventures. ZX Ventures is our global growth and innovation group whose mandate is to invest in, incubate and develop new products and businesses that address emerging consumer needs.

During 2022, no performance units were granted to senior management of ZX Ventures (2021: 1m performance units). The value of the performance units will depend on the return of ZX Ventures. These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.

Other disclosures for Share-based payments

No stock options were granted in 2022 and 2021. The total number of outstanding AB InBev options developed as follows:

Million options	2022	2021
Options outstanding at 1 January	102.7	113.3
Options issued during the year	-	-
Options exercised during the year	(1.0)	(1.3)
Options forfeited during the year	(14.9)	(9.2)
Options lapsed during the year	(3.6)	-
Options outstanding at the end of December	83.2	102.7

The range of exercise prices of the outstanding options is between 10.32 euro (11.01 US dollar)1 and 128.46 euro (137.02 US dollar) while the weighted average remaining contractual life is 6.4 years.

Out of the 83.2m outstanding options, 23.7m options are vested at 31 December 2022.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2022	2021
Options outstanding at 1 January	64.77	71.22
Granted during the year	-	-
Exercised during the year	16.11	46.30
Forfeited during the year	94.76	89.56
Lapsed during the year	88.10	-
Outstanding at the end of December	76.04	64.77
Exercisable at the end of December	102.19	98.27

For share options exercised during 2022, the weighted average share price at the date of exercise was 52.93 euro (56.46 US dollar)¹.

The total number of outstanding AB InBev RSUs developed as follows:

Million RSUs	2022	2021
RSUs outstanding at 1 January	20.9	19.1
RSUs issued during the year	9.6	3.9
RSUs vested during the year	(0.5)	(1.1)
RSUs forfeited during the year	(1.8)	(1.1)
RSUs outstanding at the end of December	28.2	20.9

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 44 thousand matching RSUs in 2022 with an estimated fair value of less than 1m US dollar (2021: 0.1m matching RSUs with an estimated fair value of less than 1m US dollar).

Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the 2018 Share-based compensation plan, Ambev issued 49.3m matching RSUs in 2022 with an estimated fair value of 148m US dollar (2021: 20.6m matching RSUs with an estimated fair value of 61m US dollar).

1 Amounts have been converted to US dollar at the closing rate of the respective period.

As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. No stock options were granted in 2022 and 2021.

The total number of outstanding Ambev options developed as follows:

Million options	2022	2021
Options outstanding at 1 January	113.8	127.3
Options issued during the year	-	-
Options exercised during the year	-	(5.2)
Options forfeited during the year	(14.0)	(8.3)
Options outstanding at the end of December	99.8	113.8

The range of exercise prices of the outstanding options is between 15.95 Brazilian real (3.06 US dollar) and 39.04 Brazilian real (7.48 US dollar) while the weighted average remaining contractual life is 4.3 years.

Of the 99.7m outstanding options 63.9m options are vested at 31 December 2022.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar	2022	2021
Options outstanding at 1 January	3.57	3.81
Granted during the year	-	-
Exercised during the year	-	2.36
Forfeited during the year	4.33	4.53
Outstanding at the end of December	3.72	3.57
Exercisable at the end of December	3.86	3.79

The total number of outstanding Ambev RSUs developed as follows:

Million RSUs	2022	2021
RSUs outstanding at 1 January	63.8	49.6
RSUs issued during the year	49.3	20.7
RSUs vested during the year	(0.2)	(5.0)
RSUs forfeited during the year	(3.1)	(1.5)
RSUs outstanding at the end of December	109.8	63.8

During 2022, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 54 thousand AB InBev shares (2021: 3 thousand AB InBev shares) at a discount of 16.66% provided that they stay in service for another five years. The fair value of this transaction amounts to 1m US dollar (2021: less than 1m US dollar) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Discretionary Restricted Stock Units Plan

In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2022 and 2021, no RSUs were granted under this program.

Share-Based Compensation Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of three matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. In 2022, Budweiser APAC issued 12.5m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 39m US dollar (2021: 0.1m matching restricted stock units with an estimated fair value of less than 1m US dollar).

New Restricted Stock Units Plan

In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. During 2022, 14.1m RSUs with an estimated fair value of 45m US dollar were granted under this program to a selected number of employees (2021: 10m RSUs with an estimated fair value of 26m US dollar).

People Bet Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. During 2022, 0.5m RSUs with an estimated fair value of 2m US dollar were granted to a selected number of employees (2021: no RSUs were granted under this program).

25.	Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2022	80	420	106	605
Effect of movements in foreign exchange	(5)	(11)	(2)	(18)
Provisions made	37	157	32	226
Provisions used	(37)	(109)	-	(147)
Provisions reversed	-	(21)	-	(22)
Other movements	(23)	1	(50)	(73)
Balance at 31 December 2022	51	436	85	572

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Non-underlying items. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Due within one year	Due after one year	Total
Restructuring	33	18	51

Indirect taxes	10	82	93
Labor	30	105	136
Commercial	12	54	66
Excise duties	2	21	23
Other disputes	26	92	118
Disputes	81	355	436

Other provisions	63	22	85
Total provisions	176	396	572

26.	Trade and other payables

Million US dollar	31 December 2022	31 December 2021

Indirect taxes payable	174	194
Trade payables	176	51
Deferred consideration on acquisitions	464	662
Other payables	46	100
Non-current trade and other payables	859	1 008

Trade payables and accrued expenses	18 589	17 810
Payroll and social security payables	1 520	1 716
Indirect taxes payable	2 768	2 457
Interest payable	1 428	1 501
Consigned packaging	1 012	1 050
Dividends payable	356	355
Deferred consideration on acquisitions	313	191
Other payables and deferred income	362	353
Current trade and other payables	26 349	25 434

The company has entered into reverse factoring arrangements with suppliers in the amount of 134m Us dollar as at 31 December 2022, mostly due to legal requirements. The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1 Presentation of financial statements.

As at 31 December 2022, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2021: 0.6 billion US dollar). The terms of the shareholders’ agreement were amended as described in Note 27 Risk arising from financial instruments.

27.	Risks arising from financial instruments

A)	FINANCIAL ASSETS AND LIABILITIES

Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	31 December 2022				31 December 2021[1]
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	9 973	-	-	9 973	12 097	-	-	12 097
Trade and other receivables	4 973	-	-	4 973	4 607	-	-	4 607
Investment securities	25	97	149	272	22	374	139	535
Interest rate swaps	-	-	-	-	-	37	-	37
Cross currency interest rate swaps	-	-	63	63	-	52	60	112
Foreign exchange forwards	-	41	182	223	-	82	156	238
Foreign currency futures	-	-	4	4	-	-	-	-
Commodities	-	-	101	101	-	-	282	282
Financial assets	14 971	139	498	15 608	16 726	546	637	17 908
Non-current	522	15	193	730	526	25	162	712
Current	14 450	124	305	14 878	16 200	521	475	17 196
.
Trade and other payables	21 983	762	-	22 746	21 242	832	-	22 074
Non-current interest-bearing loans and borrowings	78 880	-	-	78 880	87 369	-	-	87 369
Current interest-bearing loans and borrowings	1 029	-	-	1 029	1 408	-	-	1 408
Bank overdrafts	83	-	-	83	53	-	-	53
Equity swaps	-	4 763	-	4 763	-	5 412	-	5 412
Cross currency interest rate swaps	-	16	171	187	-	174	95	270
Foreign exchange forwards	-	20	245	265	-	24	105	129
Foreign currency futures	-	-	-	-	-	-	37	37
Commodities	-	-	271	271	-	-	35	35
Interest rate swaps	-	3	2	5	-	-	3	3
Financial liabilities	101 975	5 565	689	108 229	110 073	6 443	275	116 790
Non-current	79 108	473	168	79 749	87 531	678	73	88 282
Current	22 867	5 092	521	28 480	22 541	5 764	202	28 508

1 Amended to conform to 2022 presentation.

B)	DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

AB InBev primarily uses the following derivative instruments: foreign exchange forwards, currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), commodity swaps, commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2022					31 December 2021
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Foreign exchange forwards	11 445	479	-	-	-	12 599	29	-	-	-
Foreign currency futures	503	-	-	-	-	1 617	-	-	-	-

Interest rate
Interest rate swaps	1 000	-	-	-	-	1 500	1 000	-	-	-
Cross currency interest rate swaps	900	1 923	1 834	2 608	560	4 614	1 400	1 173	1 573	1 453

Commodities
Aluminum swaps	2 161	4	-	-	-	1 241	-	-	-	-
Other commodity derivatives	1 160	22	-	-	-	1 034	-	-	-	-

Equity
Equity derivatives	10 800	-	-	-	-	11 469	-	-	-	-

C)	FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk, the company uses mainly foreign exchange forwards, currency futures and cross currency interest rate swaps.

Foreign exchange risk on operating activities

AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g., cost of sales and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2022			31 December 2021
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Mexican peso	(108)	100	(8)	(112)	111	(1)
Euro/Pound sterling	(136)	112	(24)	(124)	112	(12)
Euro/South African rand	(67)	31	(37)	(79)	75	(4)
Euro/US dollar	(38)	58	20	(123)	100	(23)
Mexican peso/Euro	(269)	268	(2)	(254)	231	(23)
US dollar/Argentinian peso	(702)	206	(496)	(661)	674	13
US dollar/Bolivian boliviano	(74)	76	1	(80)	75	(5)
US dollar/Brazilian real	(1 955)	1 789	(166)	(1 846)	1 618	(228)
US dollar/Canadian dollar	(310)	249	(61)	(304)	253	(51)
US dollar/Chilean peso	(135)	129	(6)	(171)	162	(9)
US dollar/Chinese yuan	(125)	113	(12)	(123)	116	(7)
US dollar/Colombian peso	(615)	559	(56)	(476)	434	(42)
US dollar/Euro	(134)	111	(23)	(103)	96	(7)
US dollar/Mexican peso	(1 442)	1 436	(6)	(1 236)	1 168	(68)
US dollar/Paraguayan guarani	(144)	135	(8)	(153)	139	(14)
US dollar/Peruvian nuevo sol	(264)	276	13	(292)	278	(14)
US dollar/South African rand	(196)	121	(75)	(196)	148	(48)
US dollar/South Korean won	(121)	110	(12)	(114)	79	(35)
Others	(326)	197	(129)	(424)	313	(111)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed using derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration a holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Argentinean peso, Brazilian real, Canadian dollar, Colombian peso, Mexican peso and South African rand against the US dollar.

The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 144m US dollar over the next 12 months (31 December 20211: 99m US dollar). Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of 537m US dollar (31 December 20211: 523m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

As of 31 December 2022, designated derivative financial instruments in net investment hedges applied on the company’s debt amount to 8 482m US dollar equivalent (31 December 20211: 7 473m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan and South Korean won functional currencies.

Net foreign exchange results

Foreign exchange results recognized on hedged and unhedged exposures are as follows:

Million US dollar	2022	2021
Hedged (economic hedges)	297	717
Not hedged	(660)	(801)
	(363)	(84)

D)	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge relationship.

1 Amended to conform to 2022 presentation.

US dollar bank loan hedges (foreign currency risk on borrowings against the Nigerian naira)

The company has a floating rate loan denominated in US dollar for a total of 309m in Nigeria. This loan is held by an entity with functional currency in Nigerian Naira. In order to hedge against fluctuations in foreign exchange rates, the company entered into foreign exchange futures which have been designated in a cash flow hedge relationship.

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2022 and 2021, Ambev invested in highly liquid Brazilian real denominated government debt securities.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

31 December 2022	Before hedging			After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount		Effective interest rate	Amount

Floating rate
Canadian dollar	-		-	4.34%	1 455
Euro	1.68%	1 048		1.68%	1 048
Pound sterling	-		-	3.70%	1 078
South Korean won	-	1		3.08%	311
US dollar	5.05%	430		-		-
Other	13.39%	252		11.17%	666
		1 730			4 557
Fixed rate
Canadian dollar	4.50%	613		4.37%	3 741
Chinese yuan	2.44%	50		2.50%	1 230
Euro	2.27%	20 391		2.31%	21 242
Pound sterling	5.13%	2 208		5.55%	1 607
South Korean won	2.96%	46		0.94%	1 896
US dollar	4.99%	53 478		5.27%	44 547
Other	10.53%	1 476		12.19%	1 172
		78 261			75 434

31 December 2021[1]	Before hedging			After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount		Effective interest rate	Amount

Floating rate
Canadian dollar	-		-	1.21%	2 043
Euro	-	1 113		-	1 113
Pound sterling	-		-	1.05%	1 002
South Korean won	-		-	1.67%	502
US dollar	1.67%	463		-		-
Other	5.37%	734		5.99%	1 504
		2 310			6 164
Fixed rate
Canadian dollar	4.11%	626		4.29%	3 158
Chinese yuan	3.87%	34		1.78%	194
Euro	2.27%	21 654		2.11%	27 553
Pound sterling	4.35%	3 611		4.43%	2 937
South Korean won	3.85%	31		0.87%	1 695
US dollar	4.93%	59 399		5.41%	46 288
Other	8.09%	1 165		9.62%	841
		86 520			82 667

As at 31 December 2022, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 83m US dollar (31 December 2021: 53m US dollar). As disclosed in the above table, 4 557m US dollar or 5.7% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

1 Amended to conform to 2022 presentation.

The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 46m US dollar higher/lower (31 December 20211: 20m US dollar). This impact would have been more than offset by 93m US dollar higher/lower interest income on interest-bearing financial assets (31 December 20211: 81m US dollar). Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2022	2021
Financial liabilities measured at amortized cost – not hedged	(3 641)	(3 836)
Fair value hedges	(20)	(6)
Cash flow hedges	24	17
Net investment hedges - hedging instruments (interest component)	(1)	-
Economic hedges	42	141
	(3 597)	(3 684)

E)	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as at 31 December 2022 and 31 December 2021 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2022	31 December 2021

Aluminum	2 165	1 241
Energy	417	350
Corn	321	292
Wheat	127	129
Plastic	122	93
Rice	100	85
Sugar	95	85
	3 348	2 274

Commodity price sensitivity analysis

The impact of changes in the commodity prices would not have had a material impact on AB InBev’s profit in 2022 as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures as at 31 December 2022 and 31 December 2021, would have on the equity reserves.

	2022			2021
	.	Pre-tax impact on equity		.	Pre-tax impact on equity
Million US dollar	Volatility of prices in %[2]	Prices increase	Prices decrease	Volatility of prices in %[2]	Prices increase	Prices decrease

Aluminum	30.71%	665	(665)	23.09%	287	(287)
Energy	49.37%	206	(206)	25.88%	91	(91)
Corn	22.44%	72	(72)	23.26%	68	(68)
Wheat	51.59%	66	(66)	29.24%	38	(38)
Plastic	32.31%	25	(25)	28.68%	27	(27)
Rice	19.31%	19	(19)	15.96%	14	(14)
Sugar	22.17%	21	(21)	26.39%	22	(22)

1 Amended to conform to 2022 presentation.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2022 and 31 December 2021.

F)	EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 24 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combinations (see also Note 11 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 31 December 2022, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total gain of 605m US dollar recognized in the profit or loss account for the period, of which 331m US dollar related to the company’s share-based payment programs and 274m US dollar related to the Grupo Modelo and SAB combinations. As at 31 December 2022, liabilities for equity swap derivatives amounted to 4.8 billion US dollar (31 December 2021: 5.4 billion US dollar).

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 27.53% (2021: 26.51%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 660m US dollar positive/negative impact on the 2022 profit before tax (31 December 2021: 1 604m US dollar).

G)	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2022 to be limited.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	31 December 2022			31 December 2021[1]
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Cash and cash equivalents	9 973	-	9 973	12 097	-	12 097
Trade receivables	3 980	(343)	3 637	3 796	(331)	3 465
Other receivables	1 545	(68)	1 477	1 272	(65)	1 207
Derivatives	391	-	391	669	-	669
Cash deposits for guarantees	189	-	189	168	-	168
Investment in unquoted companies	155	(5)	149	145	(6)	139
Investment in debt securities	123	-	123	396	-	396
Loans to customers	81	-	81	117	-	117
	16 434	(416)	16 019	18 660	(402)	18 258

There was no significant concentration of credit risks with any single counterparty as of 31 December 2022 and no single customer represented more than 10% of the total revenue of the group in 2022.

1 Amended to conform to 2022 presentation.

Impairment losses

The allowance for impairment recognized during the period on financial assets was as follows:

	31 December 2022	31 December 2021[1]
Balance at end of previous year	(402)	(376)
Impairment losses	(38)	(37)
Derecognition	24	30
Currency translation and other	1	(19)
Balance at end of period	(416)	(402)

H)	LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2022
Million US dollar	Carrying Amount[2]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(76 798)	(133 670)	(3 273)	(5 683)	(3 783)	(15 482)	(105 450)
Trade and other payables	(27 208)	(27 453)	(26 376)	(170)	(349)	(260)	(297)
Lease liabilities	(2 492)	(2 840)	(618)	(566)	(414)	(531)	(712)
Secured bank loans	(393)	(405)	(371)	(5)	(5)	(10)	(14)
Unsecured bank loans	(100)	(100)	(100)	-	-	-	-
Unsecured other loans	(125)	(193)	(34)	(78)	(28)	(31)	(23)
Bank overdraft	(83)	(83)	(83)	-	-	-	-
	(107 199)	(164 745)	(30 856)	(6 501)	(4 579)	(16 313)	(106 496)

Derivative financial liabilities
Equity derivatives	(4 763)	(4 763)	(4 763)	-	-	-	-
Foreign exchange derivatives	(265)	(265)	(265)	-	-	-	-
Cross currency interest rate swaps	(192)	(191)	(9)	(43)	(47)	(62)	(30)
Commodity derivatives	(271)	(251)	(249)	(2)	-	-	-
	(5 492)	(5 471)	(5 287)	(45)	(47)	(62)	(30)

Of which: related to cash flow hedges	(551)	(530)	(469)	-	(43)	(17)	-

1 Amended to conform to 2022 presentation.

2 “Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

	31 December 2021
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(85 726)	(152 064)	(3 479)	(3 596)	(6 192)	(13 800)	(124 997)
Trade and other payables	(26 442)	(26 643)	(25 424)	(314)	(507)	(96)	(302)
Lease liabilities	(2 277)	(2 429)	(497)	(470)	(337)	(450)	(675)
Secured bank loans	(628)	(636)	(551)	(53)	(5)	(9)	(18)
Unsecured bank loans	(106)	(106)	(106)	-	-	-	-
Unsecured other loans	(40)	(84)	(11)	(48)	(5)	(4)	(16)
Bank overdraft	(53)	(53)	(53)	-	-	-	-
	(115 272)	(182 015)	(30 121)	(4 481)	(7 046)	(14 359)	(126 008)

Derivative financial liabilities
Equity derivatives	(5 412)	(5 420)	(5 420)	-	-	-	-
Foreign exchange derivatives	(166)	(166)	(166)	-	-	-	-
Cross currency interest rate swaps	(273)	(293)	(147)	(35)	(32)	(56)	(23)
Commodity derivatives	(34)	(34)	(34)	-	-	-	-
	(5 885)	(5 913)	(5 767)	(35)	(32)	(56)	(23)

Of which: related to cash flow hedges	(203)	(203)	(170)	-	-	(29)	(4)

I)	CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. Management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.

J)	FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the statement of financial position:

	Assets		Liabilities		Net
Million US dollar	31 December 2022	31 December 2021	31 December 2022	31 December 2021	31 December 2022	31 December 2021

Foreign currency
Foreign exchange forwards	223	238	(265)	(129)	(42)	109
Foreign currency futures	4	-	-	(37)	4	(37)

Interest rate
Interest rate swaps	-	38	(5)	-	(5)	38
Cross currency interest rate swaps	63	111	(187)	(273)	(124)	(162)

Commodities
Aluminum swaps	52	178	(174)	(20)	(122)	158
Sugar futures	4	13	-	-	4	13
Energy	12	29	(28)	(2)	(16)	27
Other commodity derivatives	32	62	(69)	(13)	(37)	50

Equity
Equity derivatives	-	-	(4 763)	(5 412)	(4 763)	(5 412)
	391	669	(5 492)	(5 886)	(5 101)	(5 216)
Of which:
Non-current	60	48	(184)	(100)	(124)	(52)
Current	331	621	(5 308)	(5 786)	(4 977)	(5 164)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other

1 Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	31 December 2022		31 December 2021[2]
Million US dollar	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value

Fixed rate
US dollar	(52 993)	(52 158)	(58 912)	(74 852)
Euro	(19 655)	(17 926)	(20 856)	(23 801)
Pound sterling	(2 148)	(2 039)	(3 539)	(3 913)
Canadian dollar	(515)	(437)	(549)	(604)
Other	(458)	(448)	(389)	(420)
	(75 769)	(73 008)	(84 244)	(103 590)

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2022 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	41	-
Derivatives in a cash flow hedge relationship	36	219	-
Derivatives in a net investment hedge relationship	-	94	-
	36	364	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	762
Derivatives at fair value through profit and loss	-	4 799	-
Derivatives in a cash flow hedge relationship	26	525	-
Derivatives in a fair value hedge relationship	-	4	-
Derivatives in a net investment hedge relationship	-	138	-
	26	5 466	762

Fair value hierarchy 31 December 2021 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	155	-
Derivatives in a cash flow hedge relationship	58	352	-
Derivatives in a fair value hedge relationship	-	17	-
Derivatives in a net investment hedge relationship	-	87	-
	58	620	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	832
Derivatives at fair value through profit and loss	-	5 611	-
Derivatives in a cash flow hedge relationship	52	141	-
Derivatives in a net investment hedge relationship	-	82	-
	52	5 834	832

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in 2022 in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement of deferred consideration from prior years acquisitions.

1 “Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

2 Amended to conform to 2022 presentation.

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2023, 2024 and 2026. As at 31 December 2022, the put option on the remaining shares held by ELJ was valued at 585m US dollar (31 December 2021: 589m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

K)	HEDGING RESERVES

The company’s hedging reserves disclosed in Note 21 Changes in equity and earnings per share relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2022	679	(306)	111	481

Change in fair value of hedging instrument recognized in OCI	143	39	-	182
Reclassified to profit or loss / cost of inventory	(331)	(208)	22	(518)
As per 31 December 2022	491	(476)	131	145

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2021	20	274	84	376
Change in fair value of hedging instrument recognized in OCI	766	123	-	888
Reclassified to profit or loss / cost of inventory	(107)	(703)	27	(783)
As per 31 December 2021	679	(306)	111	481

L)	OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2022
Million US dollar	Gross amount	Net amount recognized in the statement of financial position¹	Other offsetting agreements²	Total net amount

Derivative assets	391	391	(381)	10
Derivative liabilities	(5 492)	(5 492)	381	(5 111)

	31 December 2021
Million US dollar	Gross amount	Net amount recognized in the statement of financial position¹	Other offsetting agreements²	Total net amount

Derivative assets	670	670	(651)	19
Derivative liabilities	(5 886)	(5 886)	651	(5 235)

1 Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.

2 Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

28.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2022	31 December 2021

Collateral given for own liabilities	306	310
Contractual commitments to purchase property, plant and equipment	538	449
Contractual commitments to acquire loans to associates/customers	72	142
Other commitments	1 800	1 943

The collateral given for own liabilities of 306m US dollar as at 31 December 2022 contains 189m US dollar cash guarantees (31 December 2021: 310m US dollar collateral given for own liabilities contained 168m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 25 Provisions. In the company’s statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19 Trade and other receivables. The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29 Contingencies. The remaining part of collateral given for own liabilities of 117m US dollar as at 31 December 2022 (31 December 2021: 142m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

AB InBev has entered into commitments to purchase property, plant and equipment for 538m US dollar at 31 December 2022 (31 December 2021: 449m US dollar).

In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 72m US dollar at 31 December 2022 (31 December 2021: 142m US dollar).

Other commitments amount to 1 800m US dollar at 31 December 2022 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2021: 1 943m US dollar).

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 30 million of its own ordinary shares. AB InBev will pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2022, 30 million loaned securities were used to fulfil stock option plan commitments.

As at 31 December 2022, the M&A related commitments existed as discussed below.

Cervecería Nacional Dominicana S.A. (“CND”)

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2022, the put option for the remaining shares held by ELJ was valued 0.6 billion US dollar (31 December 2021: 0.6 billion US dollar). The corresponding liability is presented as a non-current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category. See also note 27 Risks arising from financial instruments.

29.	Contingencies

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV TAX MATTERS

As of 31 December 2022 and 31 December 2021, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2022	31 December 2021

Income tax and social contribution	11 586	9 723
Value-added and excise taxes	4 965	4 285
Other taxes	854	663
	17 405	14 671

The most significant tax proceedings of Ambev are discussed below.

The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees in civil, labor and tax proceedings.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In August 2022, the Upper Administrative Court rendered favorable decisions to Ambev on two cases related to the taxation of profits of foreign subsidiaries, one of which recognized the application of the double tax treaty signed by Brazil to mitigate such taxation; both of these decisions are final. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev on a third related case. Ambev is awaiting formal notification of this decision to analyze its content and any applicable legal motions or appeals. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 7.3 billion Brazilian real (1.4 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 58 million Brazilian real (11 million US dollar).

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 11.1 billion Brazilian real (2.1 billion US dollar) and Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties applied and the statute of limitation for one of the calendar years under discussion; this portion of the decision is final. In January 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeals filed in both tax assessments are awaiting judgment by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 2.2 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev has filed a defense and awaits judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 1.3 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible.

Goodwill MAG

In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023, and awaits judgement by the first level administrative court.

The updated assessed amount as of 31 December 2022 is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

Disallowance of financial expenses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which is subject to mandatory review by the Lower Administrative Court. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. In June 2022, Ambev received a partially favorable decision at the first level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 5.2 billion Brazilian real (1.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first level administrative court in the second assessment related to the 2016 isolated fine case, and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment charging such isolated fine related to calendar year 2017. Ambev has filed a defense in this case, and awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

The updated assessed amount as of 31 December 2022 is approximately 12.6 billion Brazilian real (2.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

The company has continued to take the same deductions for the calendar years following the assessed periods (the 2018 to 2022 calendar years). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

In addition, Ambev has been charged isolated fines due to the non-recognition of tax offsets. The constitutionality of this penalty is under review at the Supreme Court of Justice. The updated assessed amount as of 31 December 2022 is approximately 1.2 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal which is pending judgment.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August

2020, Ambev received a partially favorable decision at the first level administrative court and filed an Appeal to the Lower Administrative Court, which awaits judgement. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. The defense against this new tax assessment was filed by Ambev in January 2023, which is pending judgment by the first level administrative court.

The updated assessed amount as of 31 December 2022 is approximately 13.8 billion Brazilian real (2.6 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

The uncertain tax position continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2018-2022) and deducted such amounts from its Corporate Income Taxes taxable basis (2018-2022). Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2017, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The updated assessed amount as of 31 December 2022 is approximately 2.3 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

This uncertain tax position continued to be applied by the Company impacting calendar years following those assessed (2019-2022) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations.

In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision is subject to appeal by the tax authorities. In March 2017, Ambev received an unfavorable first level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court.

There is a third case being challenged at the administrative level in which an unfavorable decision was rendered to Ambev by the Lower Administrative Court in June 2019. Ambev has appealed this decision and awaits judgment by the Upper Administrative Court.

The amount related to this uncertain tax position as of 31 December 2022 is approximately 0.5 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 5.9 billion Brazilian real (1.1 billion US dollar) as of 31 December 2022. Ambev has not recorded any provision in connection therewith.

In addition, Ambev and its subsidiaries have been charged isolated fines due to the non-recognition of tax offsets. The constitutionality of this penalty is under review at the Supreme Court of Justice. The updated assessed amount as of 31 December 2022 is approximately 0.2 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partially favorable decision at the administrative level in one of the cases. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it has filed an appeal.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter. Ambev awaits formal notification of this decision to assess whether any portion of the tax assessment may be challenged at the judicial level.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 31 December 2022. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021 and it does not change the likelihood of loss in Ambev’s tax assessments. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022. In these cases, Ambev has filed appeals to the second administrative level.

Ambev management estimates the possible losses related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 31 December 2022. Ambev has not recorded any provision in connection therewith.

In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favourable judgment at the second administrative level in February 2022, which is still subject to appeal by tax authorities. With respect to the assessments issued by the State of São Paulo, Ambev received unfavourable judgments at the first administrative level in May and June 2022. In these cases, Ambev has filed appeals to the second administrative level. Ambev management estimates the possible losses related to these assessments to be approximately 0.7 billion Brazilian real (0.1 billion US dollar) as of 31 December 2022.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 9.3 billion Brazilian real (1.8 billion US dollar) as of 31 December 2022. Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.3 billion US dollar) as of 31 December 2022. Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

AB INBEV’S TANZANIA TAX MATTERS

Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.4 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. No related provision has been made.

AB INBEV’S SOUTH AFRICA TAX MATTERS

The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA. The preliminary audit finding claims that SAB owes 6.3 billion South African Rand (0.4 billion US dollar) in taxes, in addition to potential penalties and interest, which are unspecified but may be significant as a proportion of the total. SAB contests both claims and has responded to the preliminary audit finding. SAB intends to object to any assessment issued, but may be required to secure or pre-pay some or all of the taxes assessed, pending the outcome of SAB’s challenge and any appeal. No related provision has been made.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

In 2019, SAB Australia Pty Limited (“SAB Australia”), a subsidiary of AB InBev, received amended tax assessments for 0.4 billion Australian dollar (0.3 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”), following an audit of the 2012 to 2014 income tax years. In June 2022, AB InBev reached a settlement with the Australian tax authorities that resolved the pre-transaction income tax liabilities, resulting in a payment of 0.1 billion Australian dollar (0.1 billion US dollar). The disposal of the Australian business on 1 June 2020 included an indemnity by AB InBev for all pre-transaction tax liabilities.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute an aid scheme. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an

“aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal, where it remains ongoing along with other pending appeals related to the matter.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.

In January 2019, AB InBev deposited 68 million euro (72 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (72 million US dollar) in 2020.

CERBUCO BREWING ARBITRATION

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco’s ability to influence the management of Bucanero’s operations. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not yet been ascertained, as it depends on the outcome of the arbitration.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.2 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend these cases. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and the plaintiffs’ appeals were denied by the Brazilian Supreme Court (“STF”). The plaintiffs filed an appeal for further review by the STF chamber, which was denied by the STF chamber in a unanimous ruling. The fourth case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. The fifth case was remitted to the STJ’s lower court for a new judgment and the sixth case was ruled favorably to Ambev and the decision became final. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

30.	Non-controlling interests

As at 31 December 2022 and 2021, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.77% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2022 and 2021, in accordance with IFRS.

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2022	31 December 2021	31 December 2022	31 December 2021

Summarized statement of financial position information
Current assets	7 248	6 922	3 606	3 161
Non-current assets	19 193	17 915	12 390	13 464
Current liabilities	7 770	6 965	4 414	4 691
Non-current liabilities	2 700	2 817	748	851
Equity attributable to equity holders	15 707	14 809	10 765	11 013
Non-controlling interests	263	246	69	70

	Ambev		Budweiser APAC
Million US dollar	2022	2021	2022	2021

Summarized income statement and other comprehensive income information
Revenue	15 434	13 570	6 478	6 788
Net income	2 883	2 444	949	981

Attributable to:
Equity holders	2 800	2 360	913	950
Non-controlling interests	84	84	36	31

Net income	2 883	2 444	949	981
Other comprehensive income	(1 300)	629	(812)	(289)
Total comprehensive income	1 584	3 074	137	692

Attributable to:
Equity holders	1 517	2 970	105	660
Non-controlling interests	67	104	32	32

Summarized cash flow information
Cash flow from operating activities	3 997	4 266	1 577	1 903
Cash flow from investing activities	(969)	(1 441)	(440)	(731)
Cash flow from financing activities	(3 164)	(2 988)	(500)	(464)
Net increase/(decrease) in cash and cash equivalents	(136)	(163)	637	708

Dividends paid by Ambev and its subsidiaries to non-controlling interests (i.e., to entities outside the AB InBev Group) amounted to 1.0 billion US dollar and 0.8 billion US dollar for 2022 and 2021, respectively. In 2022, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2021 to non-controlling interests amounting to 83m US dollar (2021: 67m US dollar).

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda and Zambia), as well as non-controlling interests in US-based metal container operations from Apollo Global Management, Inc. (“Apollo”) and non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru.

31.	Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)

AB InBev’s Executive Committee members’ compensation consists of short-term employee benefits (primarily salaries) and post-employment benefits from pension plans of their respective country – see also Note 23 Pensions and similar obligations. Key management personnel are also eligible for the company’s share option; restricted stock and/or share swap program (see Note 24 Share-based Payments). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2022		2021
		Executive		Executive
Million US dollar	Directors	Committee	Directors	Committee[1]

Short-term employee benefits	2	15	2	24
Termination benefits	-	-	-	-
Share-based payment	-	35	-	33
	2	50	2	57

Directors’ compensation consists mainly of directors’ fees.

During 2022, AB InBev entered into the following transactions:

•

The lease of commercial premises from and the sale of malt-based beverages and beer to companies in which one of the company’s Board Member had a significant influence as of 31 December 2022. The transactions happened mainly through AB InBev’s subsidiary Bavaria S.A. for an aggregated consideration of approximately 33m US dollar (2021: 19m US dollar). The outstanding balance of these transactions as of 31 December 2022 amounts to 1m US dollar (31 December 2021: 3m US dollar).

•

In 2021, the company acquired, through Grupo Modelo and its subsidiaries, information technology and infrastructure services for a consideration of approximately 1m US dollar from a company in which one of the company’s Board Member had significant influence. In 2022, there were no such transactions.

JOINTLY CONTROLLED ENTITIES

Interests in joint ventures include three entities in Brazil, one in Mexico and one in Canada. None of these joint ventures are material to the company.

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2022	2021

Gross profit	(4)	58
Current assets	100	57
Current liabilities	16	99

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise (12)m US dollar other expense to pension plans in the US in 2022 (2021: (12)m US dollar).

1 The 2021 Executive Committee members’ compensation includes the cost reported for AB InBev’s former CEO up to 30 June 2021 and the costs for the newly appointed CEO for the full year 2021.

32.	Events after the reporting date

None.

33.	AB InBev companies

The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of the fully consolidated companies	% economic interest as at 31 December 2022

Argentina
Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF Buenos Aires	61.62%

Belgium
Anheuser-Busch InBev NV - Grand Place 1 - 1000 Brussels	Consolidating
Brasserie de l’Abbaye de Leffe S.A. - Place de l’Abbaye, 1 - 5500 - Dinant	98.54%
Brouwerij van Hoegaarden N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00%
Cobrew N.V - Brouwerijplein 1, 3000 Leuven	100.00%
InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht	100.00%

Bolivia
Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa, La Paz	52.72%

Botswana
Kgalagadi Breweries (Pty) Ltd - Plot 20768, Kudu Road, Broadhurst Industrial Estate - PO Box 1157 - Gaborone[1]	31.06%

Brazil
Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi, São Paulo	61.77%

Canada
Labatt Brewing Company Limited - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.77%

Chile
Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile	61.77%

China
Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, Fujian , P.R.China - 351111 - Putian City, Fujian Province	87.22%
Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%

Colombia
Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.16%

Czech Republic
Pivovar Samson s.r.o. - Lidická 458/51, 37001, České Budějovice	100.00%

Dominican Republic
Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - Santo Domingo[2]	52.51%

Ecuador
Cervecería Nacional S.A. - Via a daule km 16,5 y calle cobre s/n - EC090150 - Guayaquil, Guayas	95.58%

1 The group’s shares entitle the holder to twice the voting rights.

2 85% owned by Ambev S.A.

El Salvador
La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador	100.00%

France
AB InBev France S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00%

Germany
Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen	100.00%

Ghana
Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra	61.61%

Honduras
Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula	99.61%

Hong Kong
Budweiser Brewing Company APAC Limited - Suites 3012-16, Tower Two, 1 Matheson Street, Causeway Bay, Hong Kong	87.22%

India
Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana	87.22%
Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd Floor Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	87.05%

Italy
Anheuser-Busch InBev Italia - Via Fratelli Castiglioni, 8, 20124 Milano MI, Italy	100.00%

Luxembourg
Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch	95.82%

Mexico
Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, Miguel Hidalgo, 11650 Mexico City	100.00%

Mozambique
Cervejas De Moçambique SA - Rua do Jardim 1329, Maputo	51.47%

Netherlands
AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda	62.00%
InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
Interbrew International B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%

Nigeria
International Breweries PLC - 22/36 Glover Road, Lagos, Ikoyi[1]	43.00%

Panama
Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 Panamá	61.77%

Paraguay
Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825	53.96%

Peru
Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - 25 - Lima	97.22%
Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima	93.65%

South Africa
SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00%
The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg	100.00%

South Korea
Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul	87.22%

Spain
Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife)	51.03%

1 The company is consolidated due to the group’s majority shareholders and ability to control the operations.

Switzerland
Anheuser-Busch InBev Procurement GmbH - Suurstoffi 22 - 6343 - Rotkreuz	100.00%

Tanzania
Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District, Dar es Salaam[1]	39.65%

Uganda
Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja	61.64%

United Kingdom
AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00%
AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ZX Ventures Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%

United States
Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis	100.00%
MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis	50.10%

Uruguay
Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo	61.77%

Vietnam
Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, Binh Duong Province	87.22%

Zambia
Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka	54.02%

1 The company is consolidated due to the group’s majority shareholders and ability to control the operations.

LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING THE EQUITY METHOD OF ACCOUNTING (ASSOCIATES)

Name and registered office of associates	% economic interest as at 31 December 2022

France
Société des brasseries et glacières internationales S.A. - 49 rue François 1er - 75008 - Paris¹	20.00%

Luxembourg
B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg¹	27.50%
B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg¹	20.00%

Netherlands
AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam	50.00%

Turkey
Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%

Zimbabwe
Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare	25.27%

1 Related to Castel group.

Information to our shareholders

Earnings, dividends, share and share price

	2022	2021	2020	2019	2018 restated

Cash flow from operating activities (US dollar per share)	6.61	7.37	5.45	6.75	7.18
Underlying earnings per share (US dollar per share)	3.03	2.88	2.51	3.63	4.10
Dividend (euro per share)	0.75	0.5	0.5	1.3	1.8

Share price high (euro per share)	59.53	65.34	74.49	92.71	96.7
Share price low (euro per share)	46.27	47.00	30.97	57.47	56.84
Year-end share price (euro per share)	56.27	53.17	57.01	72.71	57.7

Weighted average number of ordinary and restricted shares (million shares)	2 013	2 007	1 998	1 984	1 975
Diluted weighted average number of ordinary and restricted shares (million shares)	2 050	2 045	2 037	2 026	2 014
Volume of shares traded (million shares)	435	416	587	452	496

Information on the auditors’ assignments

and related fees

AB InBev’s Statutory auditor is PwC Bedrijfsrevisoren BV, represented by Koen Hens, audit partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company’s Audit Committee and Board of Directors.

Fees for 2022 in relation to services provided by PwC Bedrijfsrevisoren BV amounted to 2 322k US dollar (2021: 2 617k US dollar), which was composed of audit services for the annual financial statements of 2 263k US dollar (2021: 2 512k US dollar) and audit related services of 59k US dollar (2021: 105k US dollar).

Fees for 2022 in relation to services provided by other offices in the PwC network amounted to 17 841k US dollar (2021: 16 198k US dollar), which was composed of audit services for the annual financial statements of 14 321k US dollar (2021: 13 191k US dollar), tax services of 3 185k US dollar (2021: 2 648k US dollar), audit related services amounting to 334k US Dollar (2021: 281k US dollar) and other services amounting to nil (2021: 78k US dollar), all of which have been pre-approved by the company’s Audit Committee.

Financial calendar

Publication of 2022 results	2 March 2023
Annual report 2022 available on www.ab-inbev.com	2 March 2023
General shareholders meeting	26 April 2023
Dividend: ex-coupon date	3 May 2023
Publication of first quarter results	4 May 2023
Publication of half year results	3 August 2023
Publication of third quarter results	31 October 2023

Investor relations contact

Investors	Media

Shaun Fullalove	Kate Laverge
Tel: +1 212 573 9287	Tel: +1 917 940 7421
E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Marya Glukhova	Ana Zenatti
Tel: +32 16 276 888	Tel: +1 646 249 5440
E-mail: mariya.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Cyrus Nentin	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: cyrus.nentin@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Excerpt from the AB InBev NV/SA separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV/SA per 31 December 2022. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor’s report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV/SA, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV/SA is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV/SA. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2022.

The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non-consolidated balance sheet and income statement of AB InBev NV/SA prepared in accordance with Belgian GAAP for the year ended 31 December 2022 are consistent, in all material respects, with the accounts from which they have been derived.

Abbreviated non-consolidated balance sheet

Million euro	2022	2021

ASSETS
Non-current assets
Intangible assets	777	638
Property, plant and equipment	192	140
Financial assets	114 639	115 719
	115 608	116 497

Current assets	14 610	15 957

Total assets	130 218	132 454

Equity and liabilities
Equity
Issued capital	1 239	1 239
Share premium	13 186	13 186
Legal reserve	124	124
Reserves not available for distribution	1 959	1 998
Reserves available for distribution	33 009	33 009
Profit carried forward	26 508	25 745
	76 025	75 301

Provisions and deferred taxes	98	98

Non-current liabilities	40 608	43 523

Current liabilities	13 487	13 532

Total equity and liabilities	130 218	132 454

Abbreviated non-consolidated income statement

Million euro	2022	2021

Operating income	1 286	1 154
Operating expenses	(1 296)	(1 202)
Operating result	(10)	(48)

Financial result	2 222	5 636

Result for the year available for appropriation	2 212	5 588

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Weighted average number of ordinary and restricted shares adjusted by the effect of dilutive share options and restricted stock units.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EMEA

Europe and Africa.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

FREE CASH FLOW

Cash flow from operating activities minus net capex.

FVOCI

Fair value through other comprehensive income.

FVPL

Fair value through profit or loss.

FTE’s

Full-time equivalent on a permanent or temporary basis, excluding outsourced personnel.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET ASSETS

Total assets minus total non-current and current liabilities.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents.

NON-UNDERLYING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company, and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-underlying items and profit from discontinued operations. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED EBIT

Profit from operations adjusted for non-underlying items.

NORMALIZED EBITDA

Profit from operations adjusted for non-underlying items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-underlying items.

NORMALIZED EPS

EPS adjusted for non-underlying items and profit from discontinued operations.

NORMALIZED PROFIT

Profit adjusted for non-underlying items and profit from discontinued operations.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-underlying items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

PSUs

Performance stock units.

RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS

Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest).

REVENUE

Gross revenue less excise taxes and discounts.

RSUs

Restricted stock units.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SG&A (SELLING, GENERAL & ADMINISTRATIVE EXPENSES)

Sales, marketing, distribution and administrative expenses

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

UNDERLYING EPS

Underlying profit divided by the weighted average number of ordinary and restricted shares.

UNDERLYING PROFIT

Profit before non-underlying items, discontinued operations, mark-to-market gains/losses on certain derivatives related to the hedging of share-based payment programs and hyperinflation impacts, attributable to equity holders of AB InBev.

WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.